UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated February 20, 2014

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into
English)

Libanon Business Park
1 Hospital Street (off Cedar
Avenue) Libanon, Westonaria,
1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____





INCREASE IN EARNINGS DESPITE LOWER GOLD PRICE

WESTONARIA 20 February 2014: Sibanye Gold Limited ("Sibanye Gold") (JSE: SGL & NYSE: SBGL) is pleased to report operating and financial results for the six months ended 31 December 2013, and reviewed condensed, consolidated preliminary financial statements for the year ended 31 December 2013.

Salient features for the six months ended 31 December 2013:

- Operating profit increased by 19% to R4.0 billion (US$399 million) from R3.4 billion (US$368 million) during the six months ended June 2013.
- 18% increase in gold produced to 24 061kg (773 600oz), restoring the quarterly production rate to 2010 levels.
- All-in cost reduced by 10% from the previous six months to R336 848/kg (US$1 043/oz).
- The All-in cost margin increased to 20% from 17% during the previous 6 months.
- Positive safety trends maintained, with all time low fatal injury frequency rate of 0.10 per million man hours for the year.
- Net debt reduced to R499 million (US$48 million) at 31 December 2013 from R1.9 billion (US$188 million) at 30 June 2013.
- R2.0 billion (US$207 million) debt repayments during the 6 months ended 31 December 2013, reduced gross debt to R2.0 billion (US$193 million).
- Bridge Loan Facilities was refinanced to more favourable and less restrictive terms.
- Gold reserves increased by 46% to 19.7 Moz, with a maiden uranium reserve declared of 43.2 Mlb.
- Agreement to acquire the Cooke operations and Wits Gold reached, subject to certain conditions precedent.

The Board approved a maiden final dividend of 75 cents per share (ZAR) for the six months ended 31 December 2013, resulting in a total dividend of 112 cents per share (ZAR) in 2013. This is equivalent to a dividend yield of 5.5% at Sibanye Gold's closing share price of R20.40 on 18 February 2014 and 9.1% at the closing share price on 31 December 2013.

United States Dollars					Key Statistics			South African Rand				
Year		Six months ended						Six months ended			Year	
Dec 2012	**Dec 2013**	Dec 2012	Jun 2013	**Dec 2013**				**Dec 2013**	Jun 2013	Dec 2012	**Dec 2013**	Dec 2012
1 223.6	**1 429.9**	535.5	656.3	**773.6**	000'oz	Gold produced	kg	**24 061**	20 413	16 657	**44 474**	38 059
12 185	**13 624**	5 392	6 436	**7 188**	000ton	Ore milled	000ton	**7 188**	6 436	5 392	**13 624**	12 185
1 652	**1 408**	1 667	1 535	**1 301**	$/oz	Revenue	R/kg	**420 423**	451 448	453 953	**434 663**	434 943
108	**92**	120	99	**85**	$/ton	Operating cost	R/ton	**852**	909	1 020	**879**	888
699.6	**766.4**	236.4	367.9	**398.6**	$m	Operating profit	Rm	**3 992.0**	3 365.9	2 060.9	**7 357.9**	5 729.7
35	**38**	27	37	**39**	%	Operating margin	%	**39**	37	27	**38**	35
1 086	**885**	1 205	983	**804**	$/oz	Total cash cost	R/kg	**259 919**	289 031	328 246	**273 281**	285 851
1 390	**1 084**	1 568	1 214	**976**	$/oz	NCE	R/kg	**315 311**	357 032	427 040	**334 461**	366 029
1 453	**1 148**	1 623	1 275	**1 043**	$/oz	All-in cost	R/kg	**336 848**	375 036	441 940	**354 376**	382 687
12	**18**	3	17	**20**	%	All-in cost margin	%	**20**	17	3	**18**	12
363.8	**176.3**	44.9	31.5	**144.8**	$m	Basic earnings	Rm	**1 402.4**	290.0	454.8	**1 692.4**	2 979.6
363.6	**243.6**	44.8	96.1	**147.5**	$m	Headline earnings	Rm	**1 428.9**	880.8	453.4	**2 309.8**	2 977.9

Stock data

Number of shares in issue	
– at end of December	735 079 031
– weighted average	734 367 003
Free Float	100%
ADR Ratio	1:4
Bloomberg/Reuters	SGLS / SGLJ.J

JSE Limited – (SGL)

Price range per ordinary share	ZAR7.17 to ZAR15.70
Average daily volume	2 826 900
NYSE – (SBGL); one ADR represents four ordinary shares	
Price range per ADR	US$2.81 to US$6.09
Average daily volume	804 372
The above is for the 6 months ended 31 December 2013	

STATEMENT BY NEAL FRONEMAN, CHIEF EXECUTIVE OFFICER OF SIBANYE GOLD

"Sibanye Gold's operating performance for the second half of the year ended 31 December 2013 was significantly better than that of the first half, with production increasing by 18% and All-in cost 10% lower. Importantly, production for the December 2013 quarter was maintained at 12 000kg (385 800oz), which is similar to that reported for the September 2013 quarter and 2% above our forecast of 11 750kg (378 000oz). Recent production levels represent the highest combined production from our Beatrix, Driefontein and Kloof operations since the December 2010 quarter and, despite flat production quarter-on quarter, costs continued to decline. Operating cost of R842/ton (US$83/ton) and All-in cost of R333 833/kg (US$1 027/oz) were both 2% lower than in the September 2013 quarter.

Our focus on establishing a production-friendly environment, coupled with a dedicated health and safety strategy and initiatives to engineer out risk, continue to deliver safety improvement as we strive towards our goal of Zero Harm. The fatal injury frequency rate at the end of the year was 0.10 per million man hours worked, which is a 41% improvement over the previous year and the lowest ever rate achieved over a year at these deep level gold mines. The lost day injury frequency rate was 6.13 per million man hours worked, which represents an 11% year-on-year improvement. Despite the depth and labour intensive nature of our operations, our safety indicators are starting to approach global mining safety benchmarks.

After a thorough operational review in the first half of 2013, implementation of Sibanye Gold's new operating strategy and organisational structures has delivered significant production and cost benefits. Organisational effectiveness in 2013 improved through the implementation of our new operating model, which includes:

- Re-organising and rolling out flatter, team based management structures, which position experienced mining management closer to the face and tightened the focus on core mining at the operations;
- Implementing needs focused management information systems supported by detailed monthly business unit performance reviews;
- Revising the ore reserve management principles and practices and reassessing and introducing new operating plans applicable to individual business units;
- Focusing on the quality of mining – improving the Mine Call Factor by focusing on the areas that result in gold losses, and greater attention to stoping width control; and
- Eliminating scattered regional support functions by centralising and rightsizing Group support services into customer focused, cost driven centralised service departments.

As a result of implementing our operating model, gold production for the six months ended 31 December 2013 increased to 24 061kg (773 600oz), which is 3 648kg (117 300oz) above production during the six months ended 30 June 2013. Total cash cost of R259 919/kg (US$804/oz) and All-in cost of R336 848/kg (US$1 043/oz) were both 10% lower than during the first six months, largely as a result of the increase in gold production. Underground cost per ton milled declined by 12% to R1 527/ton (US$152/ton) from R1 737/ton (US$190/ton) in the first half of the year, driven by a 19% increase in underground volumes milled, and strict controls on underground operating costs, which increased by only 5% to R5 639 million (US$560 million). This was despite the increase in milled throughput, annual wage increases and elevated winter electricity tariffs in the second half of the year.

Despite receiving a 7% lower average Rand gold price of R420 423/kg (US$1 301/oz) in the six months ended 31 December 2013, Sibanye Gold generated an operating profit of R4.0 billion (US$399 million) during the period, which is 19% higher than in the previous six months. Net cash generated for the period, before net loan repayments and dividends, was R1.7 billion (US$170 million).

Sibanye Gold is now comfortably positioned in the lowest quartile of the global All-in cost curve and is capable of generating solid cash flow under lower gold prices than currently prevail. The significant decrease in operating unit costs has reduced operational paylimits (or the grade at which an ore reserve can be mined without generating profit or loss), enabling conversion of resource to reserve, improving operational flexibility and positioning Sibanye Gold to extend its operating life.

Revised Life of Mine planning has resulted in an update of Sibanye Gold's Mineral Resources and Reserves for 2014. Total gold Reserves have increased by 46% to 19.7 Moz (including 1.5 Moz of Reserves depleted through mining during 2013) at 31 December 2013, from 13.5 Moz in 2013, due to conversion of both underground and surface Resources into Reserve. Including the effects of depletion through mining, underground gold Reserves increased by 2.4 Moz and surface gold Reserves, mainly in tailings storage facilities following the completion of a pre-feasibility study, increased by 4.0 Moz. Total gold Resources reduced by 9.3 Moz to 65.0 Moz, primarily due to re-evaluation of the paylimit on which indicated Middelvlei Reef Resources at Kloof Main and 8 Shafts are based.

A maiden uranium Resource comprising 419 Mtons containing 68.8 Mlbs uranium has been determined based on uranium contained in the tailings storage facilities at Driefontein and Kloof and the underground Beisa Section orebody at Beatrix 4 Shaft. The surface uranium resources are included in reserves comprising 406 Mtons containing 43.2 Mlbs of uranium.

Operating and financial comparisons with the year ended 31 December 2012 are complicated by the significant operational disruptions experienced in 2012 and various accounting adjustments applied in both years. Gold production for 2013 was 17% higher than that achieved in 2012 and the All-in cost was 7% lower, both as a result of the severe strikes in 2012 and the re-focus on mining and cost saving initiatives after unbundling early in 2013. Operating profit increased to R7.4 billion (US$767 million) from R5.7 billion (US$700 million) due to the increased revenue, partly offset by production and inflation related cost increases. The gold price was unchanged year-on-year and averaged R434 663/kg during 2013. Despite the increase in operating profit, once-off items including a R821 million (US$90 million) impairment in the carrying value of the Beatrix West section, R439 million (US$46 million) restructuring costs and increased royalties and taxation charges, resulting from the improvement in profitability, resulted in basic earnings halving to R1.7 billion (US$176 million). In 2012 we accounted for a deferred tax credit due to amendments to the tax rate of R1.0 billion (US$123 million). This

compares with a net deferred tax credit in 2013 of R214 million (US$22 million) arising from an adjustment to the long term deferred tax rate.

Net cash generated for the year ended 31 December 2013, before net loan repayments and dividends, was R3.6 billion (US$375 million), which is equivalent to approximately 40% of Sibanye Gold's market capitalisation as at 31 December 2013. Debt repayments during the year totaled R2.2 billion (US$231 million), reducing gross debt to R2.0 billion (US$193 million) and net debt to R499 million (US$48 million) at year end. The Group paid a maiden R272 million (US$27 million) interim dividend in October 2013.

Sibanye Gold's Bridge Loan Facilities was restructured on 13 December 2013. The restructured R4.5 billion Facility comprises a R2.5 billion revolving credit facility and a R2.0 billion term loan facility, both of which mature in three years' time. This is a strong vote of confidence by the lenders in Sibanye Gold's cash generative ability.

We expect the cost benefits from the restructuring completed late in 2013 to deliver additional value in 2014. As we continue to review every aspect of the business, we expect to secure further, but more limited, reductions in overhead costs. In 2014 we will place greater emphasis on increasing output and improving productivity, with potential volume and efficiency gains continuing to drive down operating costs. The quantum and timescale of these benefits are not included in our forecasts. Key areas with significant potential for further cost and productivity improvements, include:
- Further reorganisation of Group support services;
- Cost reductions from detailed analysis of the supply chain - both up-stream and down-stream;
- Alternate shift cycles, stoping crew optimisation and a bonus review to improve effectiveness; and
- Further conversion of Resources to Reserves through:
  o Continued assessment of the potential to safely mine high-grade white areas (remnant resources) and support pillars, which will be added to the Reserves on an annual basis; and
  o Assessment of the economic viability of vast secondary reef resources.

In line with our strategy of extending the lives of our operations and assets, Sibanye Gold announced three transactions during the six months ended 31 December 2013.
- In August 2013, agreement was reached with Gold One International Limited to acquire its Cooke underground and surface assets for such number of shares that represent 17% of Sibanye Gold's issued share capital, on a fully diluted basis on the closing of the transaction. This transaction is expected to be earnings and cash flow accretive. Importantly, the transaction secures the Cooke surface tailings Resources and the Cooke 4 gold and uranium plant, which are critical to unlocking the significant gold and uranium Resources contained in the surface tailings storage facilities across our West Rand operations.
- The second transaction signals greater co-operation between the gold producers in South Africa in order to unlock value in the industry. Sibanye Gold agreed to exchange two mining right portions at its Beatrix operation, which are not included in its current life of mine, for two mining right portions at Harmony's Joel operation. These acquired mining rights are more readily accessible from both the Beatrix North and South sections. Two further mining right portions have been exchanged with Harmony for a royalty of 3% of net revenue derived from mining these portions.
- Finally, in December 2013, Sibanye Gold agreed to acquire the entire issued ordinary share capital of Witwatersrand Consolidated Gold Resources Limited ("Wits Gold") for a cash consideration of approximately R410 million, thereby securing substantial gold and uranium resources. The majority of these resources are adjacent to our Beatrix operation and, through synergy with existing operations and infrastructure, will secure the long term future of Beatrix. Wits Gold also has an option to acquire the Burnstone mine from the liquidators of Great Basin Gold and a decision to exercise this option will be made in due course.

Sibanye Gold expects to conclude all of these transactions early in 2014. Details of these transactions are available on the Sibanye Gold website – www.sibanyegold.co.za. Based on the solid progress towards restoring operational credibility in 2013 at our existing operations and the implementation of an effective operating strategy, we are well positioned to seamlessly integrate these acquisitions into Sibanye Gold and deliver on synergies with our current operations.

For the year ending December 2014, gold production in the normal course of business from the Kloof, Driefontein and Beatrix Operations is forecast at 44 000kg (1.4 million oz). Total cash cost is forecast to be approximately R270 000/kg (US$800/oz) and All-in cost approximately R360 000/kg (US$1 070/oz), assuming an average exchange rate of R10.50 to the US Dollar during the year. Capital expenditure for the year has been budgeted at approximately R3.1 billion (US$295 million).

Considering the improving operational performance, robust cash generation and, following the lifting of restrictions on the payment of dividends arising from the debt restructuring, the Board has declared a final dividend of 75 cents per share for the six month period ended 31 December 2013. The full year dividend of 112 cents per share (R823 million), or 35% of 2013 normalised earnings, is at the upper end of the range defined by Sibanye Gold's dividend policy and reflects the Board's confidence in the outlook for the Group in 2014.

In conclusion, during its first year as an independently listed gold producer, Sibanye Gold has successfully delivered an operational turnaround. The operational base has been reset, securing a stronger and longer future at our Operations and we have entered into transactions which are value accretive and provide significant growth potential.

I am confident that we have now sustainably arrested the declining production and rising cost trends that have characterized these operations for many years, and that the higher production levels can be maintained. The reset cost base meaningfully extends the operating lives of our mines and positions the company for value accretive growth. Sibanye Gold will remain true to its dividend yield policy, continuing with our strategy to deliver superior value for all stakeholders."

20 February 2014
N. Froneman
Chief Executive Officer

For the six months ended 31 December 2013 compared with the six months ended 30 June 2013.

Safety

The health and safety strategy is under pinned by the pillars of Culture (winning the hearts and minds of employees), Stakeholder alignment and engagement, Wellbeing, Engineering out the Risk and Compliance. Sibanye Gold believes that all accidents are preventable and aims to achieve continual safety improvement by aligning beliefs and behaviours with our values, including the goal of zero harm. All stakeholders are included in a structured safety programme and the Department of Mineral Resources ("DMR") and government are continually engaged to ensure they understand and support the safety strategy. Wellbeing is achieved by ensuring workers are healthy, live decently in a safe environment and are well nourished. Key risk areas are identified and prioritised on a continuous basis and correct procedures and technical solutions are implemented. Overall compliance to standards and procedures by employees are measured through workplace audits, which form an integral part of remuneration incentive schemes for all production personnel. The rate of improvement towards compliance with safety targets and the implementation of solutions to mitigate risks are encouraging and reflect the teams' commitment to health and safety.

Regrettably five fatalities occurred during six months ended 31 December 2013. All of the incidents have been investigated and plans implemented at the operations to prevent the reoccurrence of similar accidents. Sibanye Gold is committed to safety and will continue to work towards eliminating accidents at its operations. During the year ended 31 December 2013, Sibanye Gold continued to recorded improvements in all safety indices: the Group fatal injury frequency rate reduced by 41% from 0.17 (fatalities per million man hours worked) in 2012, to 0.10, the lost time injury frequency rate declined by 11% from 6.90 to 6.13 and the serious injury frequency rate from 3.67 to 3.5 per million man hours worked.

Operating performance

Gold produced during the six months ended 31 December 2013 was 18% higher than in the six months ended 30 June 2013, at 24 061kg (773 600oz), with total cash cost of R259 919/kg (US$804/oz) and All-in cost of R336 848/kg (US$1 043/oz), both 10% lower than the first six months of the year.

Gold produced during the December 2013 quarter of 12 000kg was flat relative to the September 2013 quarter production, but safety measures and unit costs continued to improve. All-in cost decreased by 2% to R333 833/kg (US$1 027/oz) from R339 847/kg (US$1 059/oz), resulting in a steady All-in cost margin of 20%, despite a lower average gold price received. The mines were largely untroubled by labour unrest or safety stoppages and represent steady state production levels from these operations during quarters which are not affected by holidays and safety stoppages.

The detailed quarterly salient features and development results are included in this report on pages 21 and 22.

Revenue

The average US dollar gold price was 15% lower in the second half of the year, at $1 301/oz. This decline was partly offset by continued depreciation in the Rand, from an average of R9.15/US$ in the first half of the year, to an average of R10.05/US$ in the second half of the year. As a result, the average Rand gold price received was only 7% lower at R420 423/kg for the six months ended 31 December 2013. Despite the lower average gold price received, higher gold production resulted in revenue increasing by 10% to R10 116 million (US$1 007 million) from R9 215 million (US$1 007 million) for the six months to June 2013.

Operating costs

Group operating costs increased to R6 124 million (US$608 million) from R5 850 million (US$639 million). This was mostly due to above inflation annual wage increases of between 7.5% and 8.0% effective from 1 July 2013, an effective 10% electricity tariff increase from 1 April 2013 and higher winter electricity tariffs for two months during the six months ended 31 December 2013, compared with only one month in the first half of the year, as well as higher variable costs associated with the increase in production. Despite these increases, the operating costs for the period were less than 5% above the first half of the year as a result of the continued implementation of cost saving initiatives.

Operating costs in prior periods included a provision for rehabilitation inflation which has now been reclassified and included in finance expenses, below the operating profit. The total rehabilitation inflation for 2013 amounted to R85 million, split more or less evenly between the half years.

Operating margin

The Group operating margin increased to 39% from 37% as a result of the increase in production and the cost saving initiatives, which resulted in lower unit costs for the six months ended 31 December 2013.

Capital expenditure

Capital expenditure increased marginally to R1 463 million (US$145 million) from R1 439 million (US$157 million). An increase in expenditure on sustaining projects, being mainly technical upgrades at the Driefontein Operation ("Driefontein"), was offset by a decrease in ore reserve development at the Beatrix West section, where capital expenditure has been substantially reduced, following a fire and subsequent restructuring earlier in the year.

All-in costs, total cash cost and Notional cash expenditure ("NCE")

A new cost measure, "All-in cost", was introduced in mid-year by the World Gold Council. Sibanye Gold has adopted the principle prescribed by the Council. This new non-GAAP measure provides more transparency into the costs associated with gold mining.

The "All-in cost" metric provides relevant information to investors, governments, local communities and other stakeholders in understanding the economics of gold mining. This is especially true with reference to capital expenditure associated with developing and maintaining gold mines, which has increased significantly in recent years and is reflected in this new metric. This measure will replace the NCE measure in 2014. Final NCE information is provided on pages 17 and 19.

All-in cost is made up of "All-in sustaining costs", being the cost to sustain current operations and is given as a sub-total in the All-in cost calculation (see the details on pages 18 and 20), together with corporate and major capital expenditure aimed at growing the Group. At this stage, with the focus on our current operations, the All-in sustaining cost and the All-in cost are the same.

Restructuring costs

Sibanye Gold began implementing its new operating strategy and model focused on reducing costs and improving organisational effectiveness in 2013. Part of this process required reducing the workforce to a level which would support a sustainable production rate, whilst increasing efficiencies and productivity. Restructuring costs for the six-months ended 31 December 2013 of R96 million were 72% lower than in the prior six months and were again predominantly due to voluntary separation packages which were mainly applied for by employees at the Kloof ("Kloof") and Driefontein Operations. Voluntary separation costs of approximately R253 million (US$28 million) were incurred at Kloof and Driefontein during the year ended 31 December 2013. The Beatrix Operation ("Beatrix") incurred retrenchment costs of approximately R74 million (US$8 million) in 2013, following extensive negotiations with organised labour and other stakeholders during the Section 189 process.

Dividend declaration

Sibanye Gold's dividend policy is to return between 25% and 35% of normalised earnings to shareholders. The Board may also consider declaring a special dividend after due consideration of the Group cash position and future requirements. Sibanye Gold defines normalised earnings as basic earnings excluding gains and losses on foreign exchange and financial instruments, non-recurring items and its share of result of associates, after taxation.

Sibanye Gold declared its maiden interim dividend in September 2013 after amending the terms of the Bridge Loan Facilities Agreement, which was concluded in November 2012. The Bridge Loan Facilities Agreement previously contained restrictive covenants on the payment of dividends in 2013.

In terms of initial amendments made to the Bridge Loan Facilities Agreement on 8 July 2013, the Sibanye Gold Board of Directors was able to declare an interim dividend of 37 cents per share. On 13 December 2013, the debt was wholly refinanced on improved terms and conditions and all restrictions on dividend payments were removed.

The Board has accordingly approved a Final dividend number 1 of 75 SA cents per share (gross) in respect of the six months ended 31 December 2013. The full year dividend of 112 cents per share, equivalent to 35% of 2013 normalised earnings, is at the upper end of the range defined by Sibanye Gold's dividend policy and reflects the Board's confidence in the outlook for the Group in 2014.

The final dividend is subject to the new Dividends Withholding Tax that was introduced with effect from 1 April 2012. In accordance with paragraphs 11.17 (a) (i) and 11.17 (c) of the JSE Listings Requirements the following additional information is disclosed:

- The dividend has been declared out of income reserves;
- The local Dividends Withholding Tax rate is 15% (fifteen per centum);
- The gross local dividend amount is 75 SA cents per ordinary share for shareholders exempt from the Dividends Tax;
- The Company has no STC credits available and the Dividend Withholding Tax of 15% will be applicable to this dividend;
- The net local dividend amount is 63.7500 SA cents (85% of 75 SA cents) per ordinary share for shareholders liable to pay the Dividends Withholding Tax;
- Sibanye Gold currently has 735 079 031 ordinary shares in issue;
- Sibanye Gold's income tax reference number is 9431 292 151; and
- Sibanye Gold's Auditors are KPMG Inc. and the individual auditor is Jacques Erasmus.

Shareholders are advised of the following dates in respect of the final dividend:

- Final dividend number 1: 75 SA cents per share
- Last date to trade cum dividend: Friday, 7 March 2014
- Sterling and US dollar conversion date: Monday, 10 March 2014
- Shares commence trading ex-dividend: Monday, 10 March 2014
- Record date: Friday, 14 March 2014
- Payment of dividend: Monday, 17 March 2014

Please note that share certificates may not be dematerialised or rematerialised between Monday, 10 March 2014, and Friday, 14 March 2014, both dates inclusive.

Driefontein

			Six months ended Dec 2013	Six months ended Jun 2013
Ore milled		000 tons	2 780	2 530
Gold produced		kg	10 343	8 432
		000'oz	332.5	271.1
Yield	– underground	g/t	7.0	6.3
	– combined	g/t	3.7	3.3
Operating cost	– u/g	R/ton	1 663	1 849
	– surface	R/ton	162	168
Total cash cost		R/kg	247 336	288 888
		US$/oz	765	982
All-in cost		R/kg	312 472	357 424
		US$/oz	967	1 215
All-in cost margin		%	26	21

Gold production increased by 23% to 10 343kg (332 500oz) for the six months ended 31 December 2013, from 8 432kg (271 100oz) for the six months ended 30 June 2013. This was due to an increase in underground volumes mined and processed, together with an improved yield.

Underground ore milled increased by 14% to 1 347 000 tons from 1 180 000 tons and the underground yield increased by 11% to 7.0g/t, from 6.3g/t due to an improvement in the Mine Call Factor ("MCF") and a greater focus on the quality of mining and planned production from higher grade panels during the period. Surface throughput increased by 6% to 1 433 000 tons from 1 350 000 tons, mostly offsetting a decline in the surface yield, from 0.7g/t to 0.6g/t. The cost of ore milled from underground decreased by 10% to R1 663/ton from R1 849/ton and from surface by 4% to R162/ton from R168/ton, due to the increase in volumes processed.

Main development increased by 4% to 9 060 metres from 8 691 metres and on-reef development, due to the completion of certain raise lines, decreased by 29% to 1 821 metres from 2 578 metres. The average development value increased by 35% to 1 668cm.g/t from 1 235cm.g/t.

Operating cost increased by just 3% to R2 473 million (US$245 million) from R2 408 million (US$263 million) due to cost saving initiatives implemented during the year, which partly offset increased consumption of stores and electricity linked to the increase in production, higher winter electricity tariffs, other inflationary costs and higher annual wages which were implemented from 1 July 2013. Total cash cost decreased by 14% to R247 336/kg (US$765/oz) from R288 888/kg (US$982/oz).

Operating profit increased by 34% to R1 879 million (US$189 million) from R1 403 million (US$153 million), as the 23% increase in gold production more than offset a 7% decline in the average gold price received.

Capital expenditure increased by 21% to R560 million (US$56 million) from R463 million (US$51 million), with the majority of expenditure on ore reserve development ("ORD"), energy saving projects, relocation of the laboratory and social and safety related projects.

All-in cost decreased by 13% to R312 472/kg (US$967/oz) from R357 424/kg (US$1 215/oz) as a result of the increase in production, which offset the increase in operating costs and the higher capital expenditure. The All-in cost margin increased from 21% to 26%.

Kloof

			Six months ended Dec 2013	Six months ended Jun 2013
Ore milled		000 tons	2 226	1 997
Gold produced		kg	8 159	7 818
		000'oz	262.3	251.4
Yield	– underground	g/t	7.8	7.5
	– combined	g/t	3.7	3.9
Operating cost	– u/g	R/ton	1 992	1 972
	– surface	R/ton	141	151
Total cash cost		R/kg	261 086	262 075
		US$/oz	808	891
All-in cost		R/kg	351 195	356 690
		US$/oz	1 087	1 212
All-in cost margin		%	16	21

Gold production increased by 4% to 8 159kg (262 300oz) for the six month period ended 31 December 2013, from 7 818kg (251 400oz) for the six month period ended 30 June 2013, with underground and surface volumes increasing and the underground yield improving.

Underground ore milled increased by 2% to 959 000 tons from 939 000 tons. The underground yield increased to 7.8g/t from 7.5g/t due to the cessation of mining of loss making Middelvlei Reef at Kloof 8 shaft and a reduction in average stoping widths and dilution. A planned increase in surface ore milled to 1 267 000 tons from 1 058 000 tons was largely offset by a marginal decrease in the surface yield from 0.7g/t to 0.6g/t. The cost of ore milled from underground increased marginally to R1 992/ton from R1 972/ton, while surface costs decreased by 7% to R141/ton from R151/ton.

Main development was 2% lower at 9 548 metres from 9 783 metres but on-reef development increased by 5% to 1 825 metres from 1 733 metres. The average development value increased by 6% to 1 926cm.g/t from 1 821cm.g/t.

Operating costs increased by 4% to R2 090 million (US$207 million) from R2 011 million (US$220 million). This was mostly due to the higher annual wages implemented on 1 July 2013, higher winter power tariffs and other inflationary cost increases, partly offset by the implementation of cost saving initiatives throughout the period. Total cash cost was flat at R261 086/kg (US$808/oz) from R262 075/kg (US$891/oz).

The 7% decrease in the average gold price received contributed to operating profit decreasing by 12% to R1 337 million (US$132 million) from R1 517 million (US$166 million).

Capital expenditure increased by 1% to R654 million (US$65 million) from R649 million (US$71 million), with most of the expenditure on ORD, safety related projects and the mobile processing plant (Python), which was commissioned in September 2013.

All-in cost decreased by 2% to R351 195/kg (US$1 087/oz) from R356 690/kg (US$1 212/oz) as a result of the increased production, partly offset by the increase in operating costs and capital expenditure. Consequently, the All-in cost margin decreased to 16% from the 21% achieved in the first half of the year.

Beatrix

		Six months ended Dec 2013	Six months ended Jun 2013
Ore milled	000 tons	**2 182**	1 909
Gold produced	kg	**5 559**	4 163
	000'oz	**178.7**	133.8
Yield – underground	g/t	**3.8**	4.0
– combined	g/t	**2.5**	2.2
Operating cost – u/g	R/ton	**1 073**	1 379
– surface	R/ton	**92**	77
Total cash cost	R/kg	**281 615**	339 947
	US$/oz	**872**	1 156
All-in cost	R/kg	**338 586**	428 777
	US$/oz	**1 048**	1 458
All-in cost margin	%	**19**	5

Gold production increased by 34% to 5 559kg (178 700oz) for the half year ended 31 December 2013, from 4 163kg (133 800oz) for the half year ended 30 June 2013. This was mainly as a result of higher underground volumes mined and processed, with volumes at, Beatrix West Section in particular, recovering strongly from the effects of the fire and the subsequent restructuring in the first half of the year.

Underground tons milled increased by 41% to 1 386 000 tons from 985 000 tons, offsetting lower surface material milled, which decreased from 924 000 tons to 796 000 tons. The underground yield decreased to 3.8g/t from an average of 4.0g/t due to the inclusion of run of mine development waste from North Section, while the surface yield increased from 0.3g/t to 0.4g/t.

Main development decreased by 2% to 8 701 metres from 8 830 metres during the first half of the year. At North Section, extensive methane and ventilation risk assessments allowed a change from twin end footwall development to single end development, thereby reducing ORD costs. Spare crews were refocused on on-reef development, which due to lower costs allowed for accessing of white blocks and development prospecting into previously unpay areas. On-reef development as a result increased by 28% to 2 418 metres from 1 885 metres due to the increase in available raise lines at both the Beatrix South and North Sections. The weighted average value of the main reef development decreased by 23% to 895cm.g/t from 1 166cm.g/t, due to a planned increase in development in lower grade areas at the North and South Sections.

Operating costs increased by 9% to R1 561 million (US$155 million) from R1 430 million (US$156 million) due to the increase in production, the implementation of the annual wage increase and higher winter electricity tariffs. Total cash cost decreased to R281 615/kg (US$872/oz) from R339 947/kg (US$1 156/oz).

The significant increase in gold produced boosted operating profit by 74% to R777 million (US$79 million) from R446 million (US$49 million) despite the lower average gold price received.

Capital expenditure decreased as planned to R228 million (US$22 million) from R309 million (US$34 million) following the suspension of ORD in order to maintain profitability at the West Section after the fire earlier in the year.

All-in cost decreased by 21% to R338 586/kg (US$1 048/oz) from R428 777/kg (US$1 458/oz) and the All-in cost margin increased from 5% to 19% following the successful restructuring at West Section.

Condensed consolidated income statement

Figures are in millions unless otherwise stated

United States Dollars							South African Rand				
Year ended		Six month periods ended					Six month periods ended			Year ended	
Audited December 2012	Reviewed December 2013	December 2012¹	Reviewed June 2013	December 2013²		Notes	December 2013²	Reviewed June 2013	December 2012¹	Reviewed December 2013	Audited December 2012
2 021.2	**2 013.7**	885.8	1 007.1	**1.006.6**	Revenue		**10 115.8**	9 215.4	7 561.5	**19 331.2**	16 553.5
(1 321.6)	**(1 247.2)**	(649.3)	(639.3)	**(607.9)**	Operating costs		**(6 123.8)**	(5 849.5)	(5 500.6)	**(11 973.3)**	(10 823.8)
699.6	**766.5**	236.5	367.8	**398.7**	**Operating profit**		**3 992.0**	3 365.9	2 060.9	**7 357.9**	5 729.7
(288.5)	**(323.3)**	(138.7)	(151.8)	**(171.5)**	Amortisation and depreciation		**(1 715.1)**	(1 388.8)	(1 176.2)	**(3 103.9)**	(2 362.8)
411.1	**443.2**	97.8	216.0	**227.2**	**Net operating profit**		**2 276.9**	1 977.1	884.7	**4 254.0**	3 366.9
12.9	**16.7**	5.6	6.3	**10.4**	Investment income		**102.5**	57.8	47.4	**160.3**	105.5
(21.6)	**(43.8)**	(14.0)	(25.4)	**(18.4)**	Finance expenses		**(187.2)**	(233.1)	(115.2)	**(420.3)**	(176.7)
(14.8)	**(10.0)**	(11.5)	(6.6)	**(3.4)**	Net other costs		**(35.3)**	(60.3)	(95.0)	**(95.6)**	(121.3)
11.4	**5.4**	7.0	3.7	**1.7**	Share of results of associates after taxation		**17.2**	34.3	58.1	**51.5**	93.1
(32.2)	**(31.9)**	(15.4)	(12.6)	**(19.3)**	Share-based payments	3	**(190.9)**	(114.9)	(130.6)	**(305.8)**	(263.5)
1.7	**(0.5)**	1.7	1.5	**(2.0)**	(Loss)/gain on financial instruments		**(18.0)**	13.4	13.8	**(4.6)**	13.8
0.1	**6.7**	0.1	2.3	**4.4**	Gain on foreign exchange differences		**3.4**	20.6	1.2	**24.0**	1.2
368.6	**385.8**	71.3	185.2	**200.6**	**Profit before non-recurring items**		**1 968.6**	1 694.9	664.4	**3 663.5**	3 019.0
0.3	**0.6**	0.2	-	**0.6**	Profit on disposal of property, plant and equipment		**5.1**	0.4	2.0	**5.5**	2.4
-	**(89.7)**	-	(89.7)	**-**	Impairment	4	**-**	(821.0)	-	**(821.0)**	-
-	**(3.1)**	-	-	**(3.1)**	Loss on loss of control of subsidiary		**(30.2)**	-	-	**(30.2)**	-
(15.2)	**(45.8)**	(9.0)	(37.5)	**(8.3)**	Restructuring costs		**(96.4)**	(343.0)	(74.9)	**(439.4)**	(124.1)
-	**(1.0)**	-	-	**(1.0)**	Transaction costs		**(9.3)**	-	-	**(9.3)**	-
353.7	**246.8**	62.5	58.0	**188.8**	**Profit before royalties and taxation**		**1 837.8**	531.3	591.5	**2 369.1**	2 897.3
(34.4)	**(43.2)**	(9.1)	(18.3)	**(24.9)**	Royalties		**(247.5)**	(167.1)	(81.6)	**(414.6)**	(282.1)
319.3	**203.6**	53.4	39.7	**163.9**	**Profit before taxation**		**1 590.3**	364.2	509.9	**1 954.5**	2 615.2
44.6	**(26.7)**	(8.4)	(8.2)	**(18.5)**	Mining and income taxation		**(181.6)**	(74.6)	(54.3)	**(256.2)**	365.0
(57.9)	**(84.4)**	0.3	(29.6)	**(54.8)**	- Current taxation		**(539.0)**	(270.8)	(13.5)	**(809.8)**	(474.8)
102.5	**57.7**	(8.7)	21.4	**36.3**	- Deferred taxation	5	**357.4**	196.2	(40.8)	**553.6**	839.8
363.9	**176.9**	45.0	31.5	**145.4**	**Profit for the period**		**1 408.7**	289.6	455.6	**1 698.3**	2 980.2
					Profit for the period attributable to:						
363.8	**176.3**	44.9	31.5	**144.8**	- Owners of Sibanye Gold		**1 402.4**	290.0	454.8	**1 692.4**	2 979.6
0.1	**0.6**	0.1	-	**0.6**	- Non-controlling interests		**6.3**	(0.4)	0.8	**5.9**	0.6
					Earnings per ordinary share (cents)						
36 380 000	**27**	4 490 000	6	**20**	Basic earnings per share		**191**	51	45 480 000	**260**	297 960 000
36 380 000	**27**	4 490 000	6	**19**	Diluted earnings per share		**187**	51	45 480 000	**255**	297 960 000
1	**650 621**	1	566 413	**734 367**	Weighted average number of shares ('000)		**734 367**	566 413	1	**650 621**	1
1	**664 288**	1	572 014	**748 034**	Diluted weighted average number of shares ('000)		**748 034**	572 014	1	**664 288**	1
					Headline earnings per ordinary share (cents)	6					
36 360 000	**37**	4 480 000	17	**20**	Headline earnings per share		**195**	156	45 340 000	**355**	297 790 000
36 360 000	**37**	4 480 000	17	**20**	Diluted headline earnings per share		**191**	154	45 340 000	**348**	297 790 000
1	**650 621**	1	566 413	**734 367**	Weighted average number of shares ('000)		**734 367**	566 413	1	**650 621**	1
1	**664 288**	1	572 014	**748 034**	Diluted weighted average number of shares ('000)		**748 034**	572 014	1	**664 288**	1
					Adjusted earnings per ordinary share³ (cents)						
49	**24**	6	4	**20**	Adjusted basic earnings per share		**191**	39	62	**230**	405
49	**33**	6	13	**20**	Adjusted headline earnings per share		**194**	120	62	**314**	405
735 079	**735 079**	735 079	735 079	**735 079**	Actual number of shares in issue ('000)		**735 079**	735 079	735 079	**735 079**	735 079
8.19	**9.60**	8.47	9.15	**10.05**	Average R/US$ rate						

The condensed consolidated financial statements have been prepared by the corporate accounting staff of Sibanye Gold Limited headed by Pieter Henning, Vice President Corporate Finance. This process was supervised by Charl Keyter, the Group's Chief Financial Officer.

¹ The amounts for the 6 months ended 31 December 2012 have not been reviewed, however they have been prepared by deducting the 6 months ended June 2012 reviewed results from the 12 months ended 31 December 2012 audited results.

² The amounts for the 6 months ended 31 December 2013 have not been reviewed, however they have been prepared by deducting the 6 months ended June 2013 reviewed results from the 12 months ended 31 December 2013 reviewed results.

³ The adjusted basic and headline earnings per share have been calculated using the same basic and headline earnings respectively as the basic and headline earnings per share, divided by the actual number of shares in issue at 31 December 2013, and not the weighted average number of shares in issue during the period.

Condensed consolidated statement of comprehensive income

Figures are in millions unless otherwise stated

United States Dollars						South African Rand				
Year ended		Six month periods ended				Six month periods ended			Year ended	
Audited December 2012	**Reviewed December 2013**	December 2012[1]	Reviewed June 2013	**December 2013[2]**		**December 2013[2]**	Reviewed June 2013	December 2012[1]	**Reviewed December 2013**	Audited December 2012
363.9	**176.9**	45.0	31.5	**145.4**	Profit for the period	**1 408.7**	289.6	455.6	**1 698.3**	2 980.2
69.6	**(111.0)**	34.8	(87.8)	**(23.1)**	Other comprehensive income net of tax	**-**	-	-	**-**	-
69.6	**(111.0)**	34.8	(87.8)	**(23.1)**	Currency translation adjustments	**-**	-	-	**-**	-
433.5	**65.9**	79.8	(56.3)	**122.3**	**Total comprehensive income**	**1 408.7**	289.6	455.6	**1 698.3**	2 980.2
					Total comprehensive income attributable to:					
433.4	**65.3**	79.7	(56.3)	**121.7**	- Owners of Sibanye Gold	**1 402.4**	290.0	454.8	**1 692.4**	2 979.6
0.1	**0.6**	0.1	-	**0.6**	- Non-controlling interests	**6.3**	(0.4)	0.8	**5.9**	0.6
8.19	**9.60**	8.47	9.15	**10.05**	Average R/US$ rate					

[1] *The amounts for the 6 months ended 31 December 2012 have not been reviewed, however they have been prepared by deducting the 6 months ending June 2012 reviewed results from the 12 months ended 31 December 2012 audited results.*

[2] *The amounts for the 6 months ended 31 December 2013 have not been reviewed, however they have been prepared by deducting the 6 months ended June 2013 reviewed results from the 12 months ended 31 December 2013 reviewed results.*

Condensed consolidated statement of financial position

Figures are in millions unless otherwise stated

United States Dollars					South African Rand		
Audited December 2012	Reviewed June 2013	**Reviewed December 2013**		Notes	**Reviewed December 2013**	Reviewed June 2013	Audited December 2012
2 094.7	1 732.4	**1672.2**	Non-current assets		**17 289.9**	17 583.7	17 950.6
1 911.0	1 537.3	**1 465.3**	Property, plant and equipment	4	**15 151.0**	15 603.6	16 376.1
25.7	25.1	**26.7**	Investments		**276.5**	254.4	220.1
155.3	143.4	**153.6**	Environmental rehabilitation obligation funds		**1 588.1**	1 455.6	1 331.1
-	24.8	**23.1**	Financial guarantee asset	7	**238.5**	251.8	-
2.7	1.8	**3.5**	Deferred taxation		**35.8**	18.3	23.3
203.9	333.7	**261.7**	Current assets		**2 705.0**	3 386.4	1 747.1
40.7	33.6	**18.1**	Inventory		**187.1**	340.6	348.9
129.2	89.1	**94.3**	Related party, trade and other receivables		**973.8**	904.3	1 106.4
-	5.0	**5.0**	Current portion of financial guarantee asset	7	**51.7**	50.8	-
34.0	206.0	**144.3**	Cash and cash equivalents	8	**1 492.4**	2 090.7	291.8
2 298.6	2 066.1	**1 933.9**	**Total assets**		**19 994.9**	20 970.1	19 697.7
(1 128.6)	806.7	**911.4**	Shareholders' equity	9	**9 423.4**	8 188.2	(9 672.7)
926.9	923.0	**675.1**	Non-current liabilities		**6 980.0**	9 368.1	7 942.3
488.4	400.5	**361.3**	Deferred taxation	5	**3 735.4**	4 064.9	4 185.5
233.5	344.8	**144.2**	Borrowings	10	**1 491.4**	3 500.0	2 000.0
202.9	176.0	**160.6**	Environmental rehabilitation obligation		**1 660.7**	1 785.5	1739.1
2.1	1.7	**1.6**	Post-retirement healthcare obligation		**16.3**	17.7	17.7
-	-	**7.4**	Share-based payment obligation		**76.2**	-	-
2 500.3	336.4	**347.4**	Current liabilities		**3 591.5**	3 413.8	21 428.1
2 207.3	225.6	**200.5**	Related party, trade and other payables		**2 073.0**	2 290.2	18 915.1
22.8	21.5	**20.0**	Financial guarantee liability	7	**206.6**	217.8	196.4
11.2	40.0	**74.2**	Taxation and royalties payable		**767.2**	405.8	96.6
259.0	49.3	**48.3**	Current portion of borrowings	10	**499.5**	500.0	2 220.0
-	-	**4.4**	Current portion of share-based payment obligation		**45.2**	-	-
2 298.6	2 066.1	**1 933.9**	**Total equity and liabilities**		**19 994.9**	20 970.1	19 697.7
458.5	188.1	**48.2**	**Net debt**		**498.5**	1 909.3	3 928.2
8.57	10.15	**10.34**	Closing R/US$ rate				

Condensed consolidated statement of changes in equity

Figures are in millions unless otherwise stated

United States Dollars						South African Rand				
Stated capital	Other Reserves[1]	Accumulated loss[1]	Non-controlling interest	**Total equity**		**Total equity**	Non-controlling interest	Accumulated loss[1]	Other Reserves[1]	Stated capital
-	**665.8**	**(2 138.1)**	**(0.7)**	**(1 473.0)**	**Balance at 31 December 2011** (audited)	**(11 975.6)**	**(5.9)**	**(14 136.1)**	**2 166.4**	**-**
-	69.6	363.8	0.1	**433.5**	Total comprehensive income for the period	**2 980.2**	0.6	2 979.6	-	-
-	-	363.8	0.1	**363.9**	Profit for the period	**2 980.2**	0.6	2 979.6	-	-
-	69.6	-	-	**69.6**	Other comprehensive income net of tax	**-**	-	-	-	-
-	32.2	-	-	**es 2**	Share-based payments	**263.5**	-	-	263.5	-
-	-	(95.5)	-	**(95.5)**	Dividends paid	**(731.3)**	-	(731.3)	-	-
-	-	-	0.1	**0.1**	Transactions with non-controlling interests	**0.7**	0.7	-	-	-
-	-	(25.9)	-	**(25.9)**	Transactions with shareholder	**(210.2)**	-	(210.2)	-	-
-	**767.6**	**(1 895.7)**	**(0.5)**	**(1 128.6)**	**Balance at 31 December 2012** (audited)	**(9 672.7)**	**(4.6)**	**(12 098.0)**	**2 429.9**	**-**
-	(111.0)	176.3	0.6	**65.9**	Total comprehensive income for the period	**1 698.3**	5.9	1 692.4	-	-
-	-	176.3	0.6	**176.9**	Profit for the period	**1 698.3**	5.9	1 692.4	-	-
-	(111.0)	-	-	**(111.0)**	Other comprehensive income net of tax	**-**	-	-	-	-
1 955.3	-	-	-	**1 955.3**	Shares subscription	**17 245.8**	-	-	-	17 245.8
-	-	(27.1)	-	**(27.1)**	Dividends paid	**(271.9)**	-	(271.9)	-	-
-	22.2	-	-	**22.2**	Share-based payments	**213.4**	-	-	213.4	-
-	-	-	0.3	**0.3**	Transactions with non-controlling interests	**3.0**	3.0	-	-	-
-	-	-	(0.2)	**(0.2)**	Loss of control of subsidiary	**(2.1)**	(2.1)	-	-	-
-	-	23.6	-	**23.6**	Transactions with shareholder	**209.6**	-	209.6	-	-
1 955.3	**678.8**	**(1 722.9)**	**0.2**	**911.4**	**Balance at 31 December 2013** (reviewed)	**9 423.4**	**2.2**	**(10 467.9)**	**2 643.3**	**17 245.8**

[1] *The distributable reserve, "Transactions with non-controlling interests" of R3 648.5million (US$ 512.1), previously part of "Other reserves" has been combined with Accumulated loss to indicate the nature of the reserve.*

Condensed consolidated statement of cash flows

Figures are in millions unless otherwise stated

United States Dollars						South African Rand				
Year ended		Six month periods ended				Six month periods ended			Year ended	
Audited December 2012	**Reviewed December 2013**	December 2012[1]	Reviewed June 2013	**December 2013[2]**		**December 2013[2]**	Reviewed June 2013	December 2012[1]	**Reviewed December 2013**	Audited December 2012
					Cash flows from operating activities					
669.0	**716.7**	222.2	326.3	**390.4**	Cash generated by operations	**3 854.6**	2 985.4	1 882.3	**6 840.0**	5 479.5
(0.1)	**(0.3)**	(0.1)	(0.1)	**(0.2)**	Post-retirement healthcare payments	**(2.1)**	(0.6)	(0.5)	**(2.7)**	(1.2)
-	**(0.4)**	-	-	**(0.4)**	Cash-settled share-based payments paid	**(3.9)**	-	-	**(3.9)**	-
(79.0)	**59.2**	(107.7)	78.4	**(19.2)**	Change in working capital	**(149.0)**	717.7	(912.4)	**568.7**	(648.0)
589.9	**775.2**	114.4	404.6	**370.6**	Cash generated by operating activities	**3 699.6**	3 702.5	969.4	**7 402.1**	4 830.3
-	**5.0**	-	-	**5.0**	Guarantee fee received	**47.0**	-	-	**47.0**	-
4.3	**6.6**	1.3	2.7	**3.9**	Interest received	**38.3**	25.0	11.0	**63.3**	35.3
(14.5)	**(34.0)**	(10.2)	(20.8)	**(13.2)**	Interest paid	**(135.7)**	(190.6)	(86.2)	**(326.3)**	(119.0)
(50.5)	**(25.9)**	(23.1)	(5.8)	**(20.1)**	Royalties paid	**(195.8)**	(53.2)	(195.7)	**(249.0)**	(413.7)
(119.7)	**(31.8)**	(50.0)	(8.1)	**(23.7)**	Taxation paid	**(230.8)**	(74.0)	(423.8)	**(304.8)**	(980.4)
(95.5)	**(27.1)**	-	-	**(27.1)**	Dividends paid	**(271.9)**	-	-	**(271.9)**	(731.3)
314.0	**668.0**	32.4	372.6	**295.4**	**Net cash flows from operating activities**	**2 950.7**	3 409.7	274.7	**6 360.4**	2 621.2
					Cash flows from investing activities					
(379.4)	**(302.2)**	(190.4)	(157.2)	**(145.0)**	Additions to property, plant and equipment	**(1 462.9)**	(1 438.6)	(1 612.5)	**(2 901.5)**	(3 106.9)
0.6	**0.7**	0.3	0.2	**0.5**	Proceeds on disposal of property, plant and equipment	**5.2**	1.7	2.5	**6.9**	5.2
(3.0)	**(19.0)**	-	(10.0)	**(9.0)**	Contributions to funds and payment of environmental rehabilitation obligation	**(91.1)**	(91.7)	(0.1)	**(182.8)**	(24.3)
-	**0.6**	-	-	**0.6**	Cash flow on loss of control of subsidiary	**5.9**	-	-	**5.9**	-
(381.8)	**(319.9)**	(190.1)	(167.0)	**(152.9)**	**Net cash flows from investing activities**	**(1 542.9)**	(1 528.6)	(1 610.1)	**(3 071.5)**	(3 126.0)
					Cash flows from financing activities					
-	**1 955.3**	-	1 955.3	**-**	Shares issued on unbundling	**-**	17 245.8	-	**17 245.8**	-
-	**(1 025.0)**		(638.3)	**(386.7)**	Loans repaid	**(4 000.0)**	(5 840.0)	-	**(9 840.0)**	-
515.3	**793.8**	383.1	614.3	**179.5**	Loans raised	**2 000.0**	5 620.0	3 245.0	**7 620.0**	4 220.0
(521.7)	**(1 939.7)**	(389.8)	(1 939.7)	**-**	Related party loans repaid	**-**	(17 108.0)	(3 301.2)	**(17 108.0)**	(4 272.4)
59.4	**-**	57.4	-	**-**	Related party loans raised	**-**	-	486.2	**-**	486.2
-	**(0.9)**	-	-	**(0.9)**	Financing costs capitalised	**(9.1)**	-	-	**(9.1)**	-
-	**0.3**	-	-	**0.3**	Shares issued to non-controlling interest	**3.0**	-	-	**3.0**	-
53.0	**(216.2)**	50.7	(8.4)	**(207.8)**	**Net cash flows from financing activities**	**(2 006.1)**	(82.2)	430.0	**(2 088.3)**	433.8
(14.8)	**131.9**	(107.0)	197.2	**(65.3)**	**Net cash (utilised)/generated**	**(598.3)**	1 798.9	(905.4)	**1 200.6**	(71.0)
4.2	**(21.6)**	(1.7)	(25.2)	**3.6**	Effect of exchange rate fluctuations on cash held	**-**	-	-	**-**	-
44.6	**34.0**	142.7	34.0	**206.0**	Cash and cash equivalents at beginning of period	**2 090.7**	291.8	1 197.2	**291.8**	362.8
34.0	**144.3**	34.0	206.0	**144.3**	**Cash and cash equivalents at end of period**	**1 492.4**	2 090.7	291.8	**1 492.4**	291.8
8.19	**9.60**	8.47	9.15	**10.05**	Average R/US$ rate					
8.57	**10.34**	8.57	10.15	**10.34**	Closing R/US$ rate					

[1] *The amounts for the 6 months ended 31 December 2012 have not been reviewed, however they have been prepared by deducting the 6 months ending June 2012 reviewed results from the 12 months ended 31 December 2012 audited results.*

[2] *The amounts for the 6 months ended 31 December 2013 have not been reviewed, however they have been prepared by deducting the 6 months ended June 2013 reviewed results from the 12 months ended 31 December 2013 reviewed results.*

NOTES TO THE CONDENSED CONSOLIDATED PRELIMINARY FINANCIAL STATEMENTS

1. Basis of accounting and preparation

The condensed consolidated preliminary financial information for the six months and year ended 31 December 2013 has been prepared and presented in accordance with the requirements of the JSE Listings Requirements for preliminary reports and the requirements of the Companies Act of South Africa. The JSE Listings Requirements require preliminary reports to be prepared in accordance with JSE GAAP and the framework concepts and the measurement and recognition requirements of International Financial Reporting Standards ("IFRS") and the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by Financial Reporting Standards Council and to also, as a minimum, contain the information required by IAS 34 *Interim Financial Reporting*. The accounting policies used in the preparation of the condensed consolidated preliminary financial statements are in terms of IFRS and are consistent with those applied in the preparation of the audited consolidated financial statements of Sibanye Gold ("the Group") for the year ended 31 December 2012, except for the adoption of applicable revised and/or new standards issued by the International Accounting Standards Board. The newly adopted standards did not materially impact the Group's financial results, other than disclosures.

The condensed consolidated income statement and statements of other comprehensive income and cash flows for the six months ended 31 December 2012 were prepared by deducting the reviewed complete consolidated financial statements for the period ended 30 June 2012 from the audited complete consolidated financial statements for the year ended 31 December 2012. The condensed consolidated income statement and statements of other comprehensive income and cash flows for the six months ended 31 December 2013 were prepared by deducting the reviewed complete consolidated financial statements for the period ended 30 June 2013 from the reviewed condensed consolidated preliminary financial statements for the year ended 31 December 2013.

The translation of the Group financial statements into US Dollar is based on the average exchange rate for the period for the income statement and statement of cash flows and the period-end closing exchange rate for the statement of financial position items. Exchange differences on translation are accounted for in the statement of comprehensive income. This information is provided as supplementary information only.

Sibanye Gold's share of results of associate after tax, relates to an interest of 33.1% in Rand Refinery (Pty) Ltd. Rand Refinery (Pty) Limited has not issued its audited results for its year ended 30 September 2013 and therefore Sibanye Gold's share of results have been based on management accounts.

Where necessary, comparative periods may be adjusted to conform to changes in presentation.

With effect from 1 January 2013 the group changed its classification of environmental rehabilitation inflation from operating costs to finance expenses, to better reflect the nature of the expense as well as to align it with its peers. The previous comparative period has been reclassified to conform to the current year's presentation. This resulted in R49.8 million (US$ 6.1 million) for the year ended 31 December 2012; R25.0 million (US$ 3.1 million) for the six months ended 31 December 2012 and R42.5 million (US$ 4.6 million) for the six months ended 30 June 2013 being reclassified from operating cost to finance expense.

2. Liquidity

The Group's current liabilities exceeded its current assets by R887 million (US$86 million) as at 31 December 2013. Current liabilities at year end include the financial guarantee liability of R207 million (US$20 million) (refer to Note 7 below) which does not reflect the true liquidity of Sibanye Gold *per se*, as Sibanye Gold believes that Gold Fields Limited ("Gold Fields") is currently in the position to meet its obligations under the Notes (as defined under Note 7).

With the Bridge Loan Facilities refinanced (as detailed in Note 10), the Company was in a position to actively manage its debt position and as a result repaid an additional R500 million debt in December 2013, effectively applying cash, a current asset, to reduce long term borrowings.

The Directors believe that the cash-generated by its operations and the remaining balance of the Company's revolving credit facility will enable the Group to continue to meet its obligations as they fall due.

3. Share-based payments

In terms of the previously existing Gold Fields Limited Share Plans, all Gold Fields shares vested pro rata ("no fault termination" rules applied) to Sibanye Gold employees following the unbundling of Sibanye Gold. The proportionate unvested options under the Gold Fields Limited Share Plans on date of unbundling were replaced with Sibanye Gold share options to the equivalent value, under the Sibanye Gold 2013 Share Plan.

Sibanye Gold's Remuneration committee has limited the issuance of share options for the 2013 allocation under the Sibanye Gold 2013 Share Plan (the "SGL Share Plan") to senior management only. D-Band and certain E-Band employees, who previously participated in the equity-settled share option scheme, now participate in a cash-settled share scheme, the Sibanye Gold 2013 Phantom Share Scheme (the "SGL Phantom Scheme"). Notwithstanding that the SGL Phantom Scheme is not subject to compliance with the JSE Listings Requirements as it is a purely cash-settled remuneration scheme, the SGL Share Plan rules apply, in all material aspects, to the SGL Phantom Scheme, other than the issue of new shares to participants.

The share-based payment expense for the year ended 31 December 2013 of R306 million (US$32 million) (2012: R264 million (US$32 million)) consists of R213 million (US$22 million) (2012: R264 million (US$32 million)) relating to the SGL Share Plan and R93 million (US$10 million) (2012: Rnil (US$nil)) relating to the SGL Phantom Scheme.

The cash-settled share options are valued at each reporting period based on the fair value of the instrument at that reporting date. The difference between the reporting date fair value and the initial recognition fair value of these cash- settled share options is included in (loss)/gain on financial instruments in the income statement.

4. Impairment

An underground fire during February 2013 at Beatrix West affected approximately 38% of the planned production area, impacting on the commercial viability of the Beatrix West Section. As a result a decision was taken during the six months ended 30 June 2013 to impair Beatrix West's mining assets by R821 million (US$90 million).

5. Deferred taxation

The mining operations are taxed on a variable rate that increases as profitability increases. The tax rate used to calculate deferred tax is based on the group's current estimate of future profitability when temporary differences will reverse. Depending on the profitability of the operations, the tax rate can be significantly different from year to year. The estimated long term deferred tax rate at which the temporary differences will reverse has been revised lower, resulting in a tax credit of R214 million (US$22 million) in the six months ended 31 December 2013. The Beatrix West impairment also resulted in a deferred tax credit of R230 million (US$25 million) in the six months ended 30 June 2013.

During 2012, the statutory tax rate for gold mining companies changed and resulted in a deferred tax credit of R1.0 billion (US$123 million).

6. Reconciliation of headline earnings with profit for the period

Figures are in millions unless otherwise stated

United States Dollars						South African Rand				
Year ended		Six month periods ended				Six month periods ended			Year ended	
Audited December 2012	Reviewed December 2013	December 2012¹	Reviewed June 2013	December 2013²		December 2013²	Reviewed June 2013	December 2012¹	Reviewed December 2013	Audited December 2012
363.8	176.3	44.9	31.5	144.8	Profit attributable to owners of Sibanye Gold	1 402.4	290.0	454.8	1 692.4	2 979.6
(0.3)	(0.6)	(0.2)	-	(0.6)	Profit on disposal of property, plant and equipment	(5.1)	(0.4)	(2.0)	(5.5)	(2.4)
-	89.7	-	89.7	-	Impairment	-	821.0	-	821.0	-
-	3.1	-	-	3.1	Loss on loss of control of subsidiary	30.2	-	-	30.2	-
0.1	(24.9)	0.1	(25.1)	0.2	Taxation effect of remeasurement items	1.4	(229.8)	0.6	(228.3)	0.7
363.6	243.6	44.8	96.1	147.5	Headline earnings	1 428.9	880.8	453.4	2 309.8	2 977.9
8.19	9.60	8.47	9.15	10.05	Average R/US$ rate					

¹ The amounts for the 6 months ended 31 December 2012 have not been reviewed, however they have been prepared by deducting the 6 months ending June 2012 reviewed results from the 12 months ended 31 December 2012 audited results.

² The amounts for the 6 months ended 31 December 2013 have not been reviewed, however they have been prepared by deducting the 6 months ended June 2013 reviewed results from the 12 months ended 31 December 2013 reviewed results.

7. Financial guarantee asset and liability

As of 18 February 2013, the Gold Fields group is no longer guaranteeing any debt of Sibanye Gold, similarly Sibanye Gold has been released from all of its obligations as guarantor under Gold Fields group debt, except, Sibanye Gold remains a guarantor of the US$1 billion 4.875% guaranteed notes ("the Notes") issued by Gold Fields Orogen Holding (BVI) Limited ("Orogen", a subsidiary of Gold Fields) on 30 September 2010, due to mature on 7 October 2020. Interest on these notes is due and payable semi-annually on 7 April and 7 October in arrears. The payment of all amounts due in respect of the Notes is unconditionally and irrevocably guaranteed by Gold Fields, Sibanye Gold, Gold Fields Operations Limited and Gold Fields Holdings Company (BVI) Limited (collectively "the Guarantors"), on a joint and several basis. The Notes and guarantees constitute direct, unsubordinated and unsecured obligations of Orogen and the Guarantors, respectively, and rank equally in right of payment among themselves and with all other existing and future unsubordinated and unsecured obligations of Orogen and the Guarantors, respectively.

An indemnity agreement (the "Indemnity Agreement") has been entered into between the Guarantors, pursuant to which the Guarantors (other than Sibanye Gold) hold Sibanye Gold harmless from and against any and all liabilities and expenses which may be incurred by Sibanye Gold under or in connection with the Notes, including any payment obligations by Sibanye Gold to the note holders or the trustee of the Notes pursuant to the guarantee of the Notes, all on the terms and subject to the conditions contained therein. The Indemnity Agreement will remain in place for as long as Sibanye Gold's guarantee obligations under the Notes remain in place.

The Group initially recognised the financial guarantee liability at fair value of the guarantee in connection with the Notes. The liability is amortised over the remaining period of the bond and should facts and circumstances change on the ability of the Gold Fields group's ability to meet its obligation under the Notes, the liability will be re-valued accordingly. As at 31 December 2013 the balance was R207 million (US$20 million) (30 June 2013: R218 million (US$22 million), 31 December 2012: R196 million (US$23 million)).

As of 18 February 2013, Orogen is obliged to pay a bi-annual guarantee fee to the Sibanye Gold until it has been released as a guarantor under the Notes. The group has raised a receivable under the financial guarantee asset for the future fee income. As at 31 December 2013 the balance was R290 million (US$28 million) (30 June 2013: R303 million (US$30 million) of which R52 million (US$5 million) (30 June 2013: R51 million (US$5 million) is current.

Sibanye Gold has ceded all of its rights, title and interest in and to the Indemnity Agreement and the Guarantee Fee agreement in favour of the lenders of the R4.5 billion Facility, jointly and severally, as security for its obligations under the facilities.

8. Cash and cash equivalents

Cash and cash equivalents include R410 million (US$40 million) (June 2013 and December 2012: Nil) restricted for use. Refer note 12.

9. Share capital

Sibanye Gold has 1 billion authorised no par value shares of which 735 079 031 have been issued.

On 1 February 2013 Gold Fields, previously the Sibanye Gold's only shareholder, subscribed for a further 731 647 614 shares at a subscription price of R17 246 million (US$1 955 million). The proceeds of this subscription were partially used to repay a R17 108 million (US$1 940 million) loan owing to GFL Mining Services Limited (a subsidiary of Gold Fields). The Sibanye Gold shares were unbundled in a ratio of 1:1 with Gold Fields shares and resulted in Gold Fields' shareholders holding two separate shares; a Sibanye Gold share as well as their original Gold Fields share. Furthermore the Group issued 3 430 417 shares as part of the SGL Share Plan.

10. Borrowings

On 28 November 2012, Sibanye Gold entered into a R6.0 billion term loan and revolving credit facility reducing to R5.0 billion as detailed below (the "Bridge Loan Facilities"). The facilities originally comprised a R4.0 billion term loan facility ("Facility A") and R2.0 billion revolving credit facility ("Facility B"). On 8 July 2013, the Bridge Loan Facilities' structure was amended so that Facility A and Facility B comprised of R3.0 billion each.

The final maturity date of the facilities was 18 months after the unbundling, being 18 August 2014. The purpose of the Bridge Loan Facilities was to refinance Sibanye Gold's remaining debt on unbundling, with the balance to be used to fund Sibanye Gold's on-going capital expenditure, working capital and general corporate expenditure requirements.

On 18 February 2013, the date of unbundling from Gold Fields, Sibanye Gold refinanced its R3.5 billion (R3.0 billion 31 December 2012) Long-term Rand revolving credit facilities and R900 million (R1.22 billion 31 December 2012) Short-term Rand revolving credit facilities which were under the Gold Fields group debt facilities, by drawing down R4.0 billion under Facility A and R570 million under Facility B.

Sibanye Gold repaid R2.57 billion (US$256 million) of the Bridge Loan Facilities during the year.

On 13 December 2013, Sibanye Gold cancelled and replaced the Bridge Loan Facilities with a new R4.5 billion facility (the "R4.5 billion Facility"). The R4.5 billion Facility comprises a R2.5 billion revolving credit facility ("RCF") and a R2.0 billion term loan facility ("Term Loan") both of which mature in three years. The Term Loan will amortise semi-annually in equal six-monthly instalments of R250 million, with the R750 million balance due for settlement on final maturity.

The R4.5 billion Facility was used to redeem the R2 billion outstanding under the Bridge Loan Facilities and the balance may be applied to ongoing capital expenditure, working capital and general corporate expenditure requirements, where required.

Interest rates on the new Term Loan and RCF are 275 basis points and 285 basis points respectively, over the Johannesburg Interbank Agreed Rate (JIBAR).

The outstanding balance under the R4.5 billion Facility at 31 December 2013 was R2.0 billion (US$193 million). Transaction costs of R9.1 million (US$1 million) were deducted from the liability on initial measurement. These costs will unwind over the period of the Term Loan as an interest expense.

Sibanye Gold has lodged and registered a security package for its obligation under the R4.5 billion Facility. The security package includes a cession over certain bank accounts, accounts receivables, certain insurance policies proceeds, material contracts, shares in material subsidiaries and a general notarial bond over movable assets on the Group's mine properties. Sibanye Gold will also have to register mortgage bonds over substantially all of the properties (excluding mining rights) covering the Driefontein mining operation and special notarial bonds over the gold plants and head gears of the Driefontein mining operation.

11. Cooke Operations Acquisition

Sibanye Gold announced on 21 August 2013, that it had entered into an agreement with Gold One International Limited to acquire its Cooke underground and surface operations ("Cooke Operations"). The consideration for the acquisition will be approximately 150 million new Sibanye Gold ordinary shares, or such number of shares that represents 17% of Sibanye Gold's issued share capital, on a fully diluted basis on the closing date of the transaction. The transaction is subject to the fulfilment of various conditions precedent and is likely to be concluded during the first half of 2014.

12. Witwatersrand Consolidated Gold Resources Limited Acquisition

Sibanye Gold announced on 11 December 2013 that it had offered to acquire the entire issued share capital of Witwatersrand Consolidated Gold Resources Limited ("Wits Gold") for a cash consideration of approximately R407 million (US$39 million) - (the "Scheme Consideration"). The transaction is subject to the fulfilment of various conditions precedent and is likely to be concluded during the first half of 2014.

Sibanye Gold was required to deposit the full Scheme Consideration into an escrow account to comply with regulations 111(4) and 111(5) of the Companies Act Regulations, 2011. As at 31 December 2013, R410 million (US$40 million) was held in the escrow account and forms part of the Group's cash and cash equivalents balance as reported.

13. Events after the reporting date

There were no events that could have a material impact on the financial results of the Group after 31 December 2013, other than what has already been disclosed above and:

- The Board approved a maiden final dividend of 75 cents per share (ZAR) for the six months ended 31 December 2013, resulting in a total dividend of 112 cents per share (ZAR) in 2013; and

- The announcement on 17 February 2014 that the Group's Mineral Reserves have increased by 46% to 19.7 Moz (net of 1.5 Moz depleted from mining in 2013) at 31 December 2013. This increase in Mineral Reserves will significantly enhance and extend Sibanye Gold's Life of Mine production profile.

14. Auditors Review

These preliminary condensed consolidated financial statements of Sibanye Gold for the year ended 31 December 2013 as set out on pages 7 to 16 have been reviewed by KPMG Inc., who expressed an unmodified review conclusion. A copy of the auditor's review report is available for inspection at the company's registered office together with the financial statements identified in the auditor's report.

The auditor's report does not necessarily report on all of the information contained in these financial results. Shareholders are therefore advised that in order to obtain a full understanding of the nature of the auditor's engagement they should obtain a copy of the auditor's report together with the accompanying financial information from the Company's registered office.

SEGMENTAL OPERATING AND FINANCIAL RESULTS

Subsequent to the unbundling, the Driefontein and Kloof segments have been managed separately and are therefore not presented in aggregate as the KDC complex. This is consistent with how the information from these operations is reviewed by the executive committee.

Salient features and income statement for the six months ended 31 December 2013

Figures are in millions unless otherwise stated

United States Dollars								South African Rand				
Corporate	Beatrix	Kloof	Driefontein	**Group**		**For the six months ended 31 December 2013**		**Group**	Driefontein	Kloof	Beatrix	Corporate
						Operating results						
-	2 182	2 226	2 780	**7 188**	000'tons	Ore milled - total	000'tons	**7 188**	2 780	2 226	2 182	-
-	1 386	959	1 347	**3 692**		Underground		**3 692**	1 347	959	1 386	-
-	796	1 267	1 433	**3 496**		Surface		**3 496**	1 433	1 267	796	-
-	2.5	3.7	3.7	**3.3**	g/t	Yield	g/t	**3.3**	3.7	3.7	2.5	-
-	3.8	7.8	7.0	**6.0**		Underground		**6.0**	7.0	7.8	3.8	-
-	0.4	0.6	0.6	**0.5**		Surface		**0.5**	0.6	0.6	0.4	-
-	178.8	262.3	332.5	**773.6**	000'ozs	Gold produced and sold	kg	**24 061**	10 343	8 159	5 559	-
-	169.3	239.4	304.9	**713.6**		Underground		**22 195**	9 485	7 446	5 264	-
-	9.5	22.9	27.6	**60.0**		Surface		**1 866**	858	713	295	-
-	1 302	1 300	1 302	**1 301**	US$/oz	Gold price received	R/kg	**420 423**	420 719	419 966	420 543	-
-	872	808	765	**804**	US$/oz	Total cash cost	R/kg	**259 919**	247 336	261 086	281 615	-
-	1 048	1 087	967	**1 043**	US$/oz	All-in cost	R/kg	**336 848**	312 472	351 195	338 586	-
-	19	16	26	**20**	%	All-in cost margin	%	**20**	26	16	19	-
-	71	93	88	**85**	US$/ton	Operating cost	R/ton	**852**	890	939	715	-
-	107	198	165	**152**		Underground		**1 527**	1 663	1 992	1 073	-
-	9	14	16	**14**		Surface		**139**	162	141	92	-
					US$'mil	**Financial results**	**R'mil**					
-	233.9	338.9	433.8	**1 006.6**		Revenue		**10 115.8**	4 351.5	3 426.5	2 337.8	-
-	(155.3)	(207.4)	(245.3)	**(607.9)**		Operating costs		**(6 123.8)**	(2 473.0)	(2 089.8)	(1 561.0)	-
-	**78.6**	**131.5**	**188.5**	**398.7**		**Operating profit**		**3 992.0**	**1 878.5**	**1 336.7**	**776.8**	**-**
(1.2)	(23.7)	(63.1)	(83.5)	**(171.5)**		Amortisation and depreciation		**(1 715.1)**	(832.5)	(628.6)	(242.2)	(11.8)
(1.2)	**54.9**	**68.4**	**105.0**	**227.2**		**Net operating profit**		**2 276.9**	**1 046.0**	**708.1**	**534.6**	**(11.8)**
2.0	2.0	3.1	3.3	**10.4**		Investment income		**102.5**	32.8	30.6	19.6	19.5
(0.1)	(3.2)	(6.5)	(8.5)	**(18.4)**		Finance expenses		**(187.2)**	(87.0)	(67.2)	(31.9)	(1.1)
3.6	2.5	(3.0)	(2.4)	**0.7**		Other costs		**(32.7)**	(32.9)	(30.1)	(22.1)	52.5
(10.6)	(2.5)	(2.8)	(3.4)	**(19.3)**		Share-based payments		**(190.9)**	(33.8)	(28.0)	(24.3)	(104.8)
(8.7)	(0.5)	(2.8)	0.2	**(11.8)**		Non-recurring items		**(130.8)**	2.4	(31.5)	(5.2)	(96.6)
-	(5.7)	(6.7)	(12.6)	**(24.9)**		Royalties		**(247.5)**	(124.3)	(67.9)	(55.3)	-
(1.1)	(10.0)	(12.0)	(31.6)	**(54.8)**		Current taxation		**(539.0)**	(309.3)	(122.9)	(96.4)	(10.4)
4.2	10.6	6.6	14.9	**36.3**		Deferred taxation		**357.4**	143.5	61.7	113.0	39.2
(11.9)	**48.1**	**44.4**	**64.8**	**145.4**		**Profit for the period**		**1 408.7**	**637.4**	**452.8**	**432.0**	**(113.5)**
						Profit attributable to:						
(12.5)	48.1	44.4	64.8	**144.8**		Owners of Sibanye Gold		**1 402.4**	637.4	452.8	432.0	(119.8)
0.6	-	-	-	**0.6**		Non-controlling interests		**6.3**	-	-	-	6.3
					US$'mil	**Capital expenditure**	**R'mil**					
(2.1)	(22.1)	(64.8)	(56.0)	**(145.0)**		Total expenditure		**(1 462.9)**	(560.3)	(654.4)	(227.6)	(20.6)
(2.1)	(9.4)	(22.6)	(20.0)	**(54.2)**		Sustaining capital		**(543.4)**	(198.3)	(228.7)	(95.8)	(20.6)
-	(12.7)	(42.2)	(36.0)	**(90.8)**		Ore reserve development		**(919.5)**	(362.0)	(425.7)	(131.8)	-

The average exchange rate for the six months ended 31 December 2013 was R10.05/US$.
Figures may not add as they are rounded independently.

Salient features and income statement for the six months ended 30 June 2013

Figures are in millions unless otherwise stated

Corporate	Beatrix	Kloof	Driefontein	Group		For the six months ended 30 June 2013		Group	Driefontein	Kloof	Beatrix	Corporate
		United States Dollars								**South African Rand**		
						Operating results						
-	1 909	1 997	2 530	**6 436**	000'tons	Ore milled - total	000'tons	**6 436**	2 530	1 997	1 909	-
-	985	939	1 180	**3 104**		Underground		**3 104**	1 180	939	985	-
-	924	1 058	1 350	**3 332**		Surface		**3 332**	1 350	1 058	924	-
-	2.2	3.9	3.3	**3.2**	g/t	Yield	g/t	**3.2**	3.3	3.9	2.2	-
-	4.0	7.5	6.3	**5.9**		Underground		**5.9**	6.3	7.5	4.0	-
-	0.3	0.7	0.7	**0.6**		Surface		**0.6**	0.7	0.7	0.3	-
-	133.8	251.4	271.1	**656.3**	000'ozs	Gold produced and sold	kg	**20 413**	8 432	7 818	4 163	-
-	126.4	227.9	239.3	**593.5**		Underground		**18 460**	7 442	7 087	3 931	-
-	7.5	23.5	31.8	**62.8**		Surface		**1 953**	990	731	232	-
-	1 532	1 534	1 536	**1 535**	US$/oz	Gold price received	R/kg	**451 448**	451 992	451 254	450 709	-
-	1 156	891	982	**983**	US$/oz	Total cash cost	R/kg	**289 031**	288 888	262 075	339 947	-
-	1 458	1 212	1 215	**1 275**	US$/oz	All-in cost	R/kg	**375 036**	357 424	356 690	428 777	-
-	5	21	21	**17**	%	All-in cost margin	%	**17**	21	21	5	-
-	82	110	104	**99**	US$/ton	Operating cost	R/ton	**909**	952	1 007	749	-
-	151	215	202	**190**		Underground		**1 737**	1 849	1 972	1 379	-
-	8	16	18	**15**		Surface		**137**	168	151	77	-
					US$'mil	**Financial results[1]**	**R'mil**					
-	205.1	385.6	416.5	**1 007.1**		Revenue		**9 215.4**	3 811.2	3 527.9	1 876.3	-
-	(156.3)	(219.8)	(263.2)	**(639.3)**		Operating costs		**(5 849.5)**	(2 408.2)	(2 010.9)	(1 430.4)	-
-	**48.7**	**165.8**	**153.3**	**367.8**		**Operating profit**		**3 365.9**	**1 403.0**	**1 517.0**	**445.9**	**-**
(1.0)	(31.2)	(51.1)	(68.4)	**(151.8)**		Amortisation and depreciation		**(1 388.8)**	(625.5)	(467.9)	(285.9)	(9.5)
(1.0)	**17.5**	**114.7**	**85.0**	**216.0**		**Net operating profit**		**1 977.1**	**777.5**	**1 049.1**	**160.0**	**(9.5)**
1.2	0.9	1.8	2.4	**6.3**		Investment income		**57.8**	22.2	16.8	7.9	10.9
(0.1)	(4.5)	(9.3)	(11.6)	**(25.4)**		Finance expenses		**(233.1)**	(106.6)	(85.1)	(40.9)	(0.5)
11.0	(2.0)	(4.4)	(3.7)	**0.9**		Other costs		**8.0**	(34.0)	(40.4)	(18.3)	100.7
(5.6)	(1.9)	(2.1)	(3.0)	**(12.6)**		Share-based payments		**(114.9)**	(27.3)	(19.2)	(17.5)	(50.9)
(1.4)	(97.8)	(10.3)	(17.7)	**(127.2)**		Non-recurring items		**(1 163.6)**	(162.0)	(94.1)	(894.9)	(12.6)
-	(1.5)	(8.7)	(8.1)	**(18.3)**		Royalties		**(167.1)**	(74.0)	(79.2)	(13.9)	-
(0.1)	(0.1)	(16.5)	(12.9)	**(29.6)**		Current taxation		**(270.8)**	(118.4)	(150.6)	(1.1)	(0.7)
(1.6)	24.4	(4.7)	3.3	**21.4**		Deferred taxation		**196.2**	30.5	(43.4)	223.3	(14.2)
2.5	**(65.1)**	**60.5**	**33.7**	**31.5**		**Profit for the period**		**289.6**	**307.9**	**553.9**	**(595.4)**	**23.2**
						Profit attributable to:						
2.5	(65.1)	60.5	33.7	**31.5**		Owners of Sibanye Gold		**290.0**	307.9	553.9	(595.4)	23.6
-	-	-	-	**-**		Non-controlling interests		**(0.4)**	-	-	-	(0.4)
					US$'mil	**Capital expenditure**	**R'mil**					
(1.9)	(33.8)	(71.0)	(50.6)	**(157.2)**		Total expenditure		**(1 438.6)**	(462.7)	(649.2)	(309.4)	(17.3)
(1.9)	(11.5)	(25.3)	(13.3)	**(51.9)**		Sustaining capital		**(475.1)**	(121.9)	(231.1)	(104.8)	(17.3)
-	(22.3)	(45.7)	(37.2)	**(105.3)**		Ore reserve development		**(963.5)**	(340.8)	(418.1)	(204.6)	-

[1] The financial results for the six months ended 30 June 2013 have been reviewed.

The average exchange rate for the six months ended 30 June 2013 was R9.15/US$.

Figures may not add as they are rounded independently.

Salient features and income statement for the year ended 31 December 2013

Figures are in millions unless otherwise stated

United States Dollars								South African Rand				
Corporate	Beatrix	Kloof	Driefontein	**Group**		**For the year ended 31 December 2013**		**Group**	Driefontein	Kloof	Beatrix	Corporate
						Operating results						
-	4 091	4 223	5 310	**13 624**	000'tons	Ore milled- total	000'tons	**13 624**	5 310	4 223	4 091	-
-	2 371	1 898	2 527	**6 796**		Underground		**6 796**	2 527	1 898	2 371	-
-	1 720	2 325	2 783	**6 828**		Surface		**6 828**	2 783	2 325	1 720	-
-	2.4	3.8	3.5	**3.3**	g/t	Yield	g/t	**3.3**	3.5	3.8	2.4	-
-	3.9	7.7	6.7	**6.0**		Underground		**6.0**	6.7	7.7	3.9	-
-	0.3	0.6	0.7	**0.6**		Surface		**0.6**	0.7	0.6	0.3	-
-	312.6	513.7	603.6	**1 429.9**	000'ozs	Gold produced and sold	kg	**44 474**	18 775	15 977	9 722	-
-	295.6	467.3	544.2	**1 307.1**		Underground		**40 655**	16 927	14 533	9 195	-
-	17.0	46.4	59.4	**122.8**		Surface		**3 819**	1 848	1 444	527	-
-	1 404	1 410	1 409	**1 408**	US$/oz	Gold price received	R/kg	**434 663**	434 764	435 276	433 460	-
-	993	847	862	**885**	US$/oz	Total cash cost	R/kg	**273 281**	265 997	261 570	306 593	-
-	1 222	1 147	1 078	**1 148**	US$/oz	All-in cost	R/kg	**354 376**	332 660	353 884	377 206	-
-	13	19	23	**18**	%	All-in cost margin	%	**18**	23	19	13	-
-	76	101	96	**92**	US$/ton	Operating cost	R/ton	**879**	919	971	731	-
-	125	206	182	**169**		Underground		**1 623**	1 750	1 982	1 201	-
-	9	15	17	**14**		Surface		**138**	165	146	84	-
					US$'mil	**Financial results**[1]	**R'mil**					
-	439.0	724.4	850.3	**2 013.7**		Revenue		**19 331.2**	8 162.7	6 954.4	4 214.1	-
-	(311.6)	(427.2)	(508.4)	**(1 247.2)**		Operating costs		**(11 973.3)**	(4 881.2)	(4 100.7)	(2 991.4)	-
-	**127.4**	**297.2**	**341.9**	**766.5**		**Operating profit**		**7 357.9**	**3 281.5**	**2 853.7**	**1 222.7**	**-**
(2.2)	(55.0)	(114.2)	(151.9)	**(323.3)**		Amortisation and depreciation		**(3 103.9)**	(1 458.0)	(1 096.5)	(528.1)	(21.3)
(2.2)	**72.4**	**183.0**	**190.0**	**443.2**		**Net operating profit**		**4 254.0**	**1 823.5**	**1 757.2**	**694.6**	**(21.3)**
3.2	2.9	4.9	5.7	**16.7**		Investment income		**160.3**	55.0	47.4	27.5	30.4
(0.3)	(7.6)	(15.8)	(20.1)	**(43.8)**		Finance expenses		**(420.3)**	(193.6)	(152.3)	(72.8)	(1.6)
15.8	-	(7.3)	(6.9)	**1.6**		Other costs		**(24.7)**	(67.0)	(70.5)	(40.4)	153.2
(16.2)	(4.4)	(4.9)	(6.4)	**(31.9)**		Share-based payments		**(305.8)**	(61.1)	(47.2)	(41.8)	(155.7)
(11.3)	(98.0)	(13.1)	(16.6)	**(139.0)**		Non-recurring items		**(1 294.4)**	(159.5)	(125.6)	(900.1)	(109.2)
-	(7.2)	(15.3)	(20.7)	**(43.2)**		Royalties		**(414.6)**	(198.3)	(147.1)	(69.2)	-
(1.2)	(10.1)	(28.5)	(44.6)	**(84.4)**		Current taxation		**(809.8)**	(427.7)	(273.5)	(97.5)	(11.1)
2.7	35.0	1.9	18.2	**57.7**		Deferred taxation		**553.6**	174.0	18.3	336.3	25.0
(9.5)	**(17.0)**	**104.9**	**98.5**	**176.9**		**Profit for the period**		**1 698.3**	**945.3**	**1 006.7**	**(163.4)**	**(90.3)**
						Profit attributable to:						
(10.1)	(17.0)	104.9	98.5	**176.3**		Owners of Sibanye Gold		**1 692.4**	945.3	1 006.7	(163.4)	(96.2)
0.6	-	-	-	**0.6**		Non-controlling interests		**5.9**	-	-	-	5.9
					US$'mil	**Capital expenditure**	**R'mil**					
(3.9)	(55.9)	(135.8)	(106.6)	**(302.2)**		Total expenditure		**(2 901.5)**	(1 023.0)	(1 303.6)	(537.0)	(37.9)
(3.9)	(20.9)	(47.9)	(33.4)	**(106.1)**		Sustaining capital		**(1 018.5)**	(320.2)	(459.8)	(200.6)	(37.9)
-	(35.0)	(87.9)	(73.2)	**(196.1)**		Ore reserve development		**(1 883.0)**	(702.8)	(843.8)	(336.4)	-

[1] *The financial results for the year ended 31 December 2013 have been reviewed.*

The average exchange rate for the financial year ended 31 December 2013 was R9.60/US$.

Figures may not add as they are rounded independently.

Salient features and income statement for the year ended 31 December 2012

Figures are in millions unless otherwise stated

	United States Dollars					For the year ended 31 December 2012		South African Rand				
Corporate	Beatrix	Kloof	Driefontein	Group				Group	Driefontein	Kloof	Beatrix	Corporate
						Operating Results						
-	3 368	4 082	4 735	**12 185**	000'tons	Ore milled- total	000'tons	**12 185**	4 735	4 082	3 368	-
-	2 069	1 801	1 886	**5 756**		Underground		**5 756**	1 886	1 801	2 069	-
-	1 299	2 281	2 849	**6 429**		Surface		**6 429**	2 849	2 281	1 299	-
-	2.7	3.8	2.9	**3.1**	g/t	Yield	g/t	**3.1**	2.9	3.8	2.7	-
-	4.2	7.7	5.9	**5.9**		Underground		**5.9**	5.9	7.7	4.2	-
-	0.3	0.7	0.9	**0.7**		Surface		**0.7**	0.9	0.7	0.3	-
-	288.7	493.5	441.4	**1 223.6**	000'ozs	Gold produced and sold	kg	**38 059**	13 728	15 350	8 981	-
-	278.3	445.7	359.5	**1 083.5**		Underground		**33 702**	11 180	13 866	8 656	-
-	10.4	47.8	81.9	**140.1**		Surface		**4 357**	2 548	1 484	325	-
-	1 655	1 645	1 656	**1 652**	US$/oz	Gold price received	R/kg	**434 943**	433 173	436 085	435 698	-
-	1 118	981	1 182	**1 086**	US$/oz	Total cash cost	R/kg	**285 851**	311 211	258 241	294 277	-
-	1 444	1 352	1 538	**1 453**	US$/oz	All-in costs	R/kg	**382 687**	404 881	355 915	380 258	-
-	13	18	6	**12**	%	All-in cost margin	%	**12**	6	18	13	-
-	95	117	111	**108**	US$/ton	Operating cost	R/ton	**888**	909	955	779	-
-	149	240	251	**211**		Underground		**1 729**	2 057	1 967	1 221	-
-	9	19	18	**17**		Surface		**136**	148	156	74	-
				US$'mil		**Financial results**[1]	R'mil					
-	477.8	817.3	726.1	**2 021.2**		Revenue		**16 553.5**	5 946.6	6 693.9	3 913.0	-
-	(320.2)	(476.1)	(525.3)	**(1 321.6)**		Operating costs		**(10 823.8)**	(4 302.4)	(3 899.0)	(2 622.4)	-
-	**157.6**	**341.2**	**200.8**	**699.6**		**Operating profit**		**5 729.7**	**1 644.2**	**2 794.9**	**1 290.6**	**-**
(2.3)	(77.1)	(88.7)	(120.5)	**(288.5)**		Amortisation and depreciation		**(2 362.8)**	(986.5)	(726.4)	(631.8)	(18.1)
(2.3)	**80.5**	**252.5**	**80.3**	**411.1**		**Net operating profit**		**3 366.9**	**657.7**	**2 068.5**	**658.8**	**(18.1)**
1.3	2.4	4.5	4.7	**12.9**		Investment income		**105.5**	38.2	36.8	19.3	11.2
(0.7)	(3.6)	(9.5)	(7.8)	**(21.6)**		Finance expenses		**(176.7)**	(63.0)	(78.5)	(29.9)	(5.3)
20.2	(3.7)	(8.0)	(6.6)	**1.9**		Other costs		**15.5**	(53.6)	(65.1)	(30.3)	164.5
(12.9)	(5.2)	(5.3)	(8.8)	**(32.2)**		Share-based payments		**(263.5)**	(72.1)	(43.5)	(42.3)	(105.6)
-	(1.0)	(7.1)	(10.3)	**(18.4)**		Non-recurring items		**(150.4)**	(84.3)	(58.4)	(8.0)	0.3
-	(8.6)	(17.7)	(8.1)	**(34.4)**		Royalties		**(282.1)**	(66.2)	(145.3)	(70.5)	-
(3.0)	(14.8)	(37.4)	(2.8)	**(57.9)**		Current taxation		**(474.8)**	(22.6)	(306.3)	(121.5)	(24.4)
2.0	29.1	25.3	46.1	**102.5**		Deferred taxation		**839.8**	377.3	207.4	238.2	16.9
4.7	**74.9**	**197.3**	**86.9**	**363.9**		**Profit for the period**		**2 980.2**	**711.4**	**1 615.6**	**613.8**	**39.5**
						Profit attributable to:						
4.6	74.9	197.3	86.9	**363.8**		Owners of Sibanye Gold		**2 979.6**	711.4	1 615.6	613.8	38.9
0.1	-	-	-	**0.1**		Non-controlling interests		**0.6**	-	-	-	0.6
				US$'mil		**Capital expenditure**	R'mil					
(2.7)	(80.4)	(163.0)	(133.2)	**(379.4)**		Total expenditure		**(3 106.9)**	(1 090.9)	(1 335.3)	(658.2)	(22.5)
(2.7)	(25.7)	(61.6)	(29.5)	**(119.6)**		Sustaining capital		**(979.0)**	(241.3)	(504.5)	(210.7)	(22.5)
-	(54.7)	(101.4)	(103.7)	**(259.8)**		Ore reserve development		**(2 127.9)**	(849.6)	(830.8)	(447.5)	-

[1] The financial results for the year ended 31 December 2012 have been audited.

The average exchange rate for the financial year ended 31 December 2012 was R8.19/US$.

Figures may not add as they are rounded independently.

UNIT COST BENCHMARKING METRICS

Total cash cost

Gold Industry Standards Basis

Figures are in South African rand millions unless otherwise stated

For the six months ended 30 June 2013								For the six months ended 31 December 2013				
Corporate	Beatrix	Kloof	Driefontein	**Group**				**Group**	Driefontein	Kloof	Beatrix	Corporate
-	1 430.4	2 010.9	2 408.2	**5 849.5**	Rm	Operating costs[1]	Rm	**6 123.8**	2 473.0	2 089.8	1 561.0	-
						Less:						
-	-	-	-	**-**		Rehabilitation inflation[#]		**-**	-	-	-	-
-	(29.1)	(41.2)	(46.3)	**(116.6)**		General and admin costs		**(117.4)**	(39.1)	(27.5)	(50.8)	-
						Plus:						
-	13.9	79.2	74.0	**167.1**		Royalties		**247.5**	124.3	67.9	55.3	-
-	**1 415.2**	**2 048.9**	**2 435.9**	**5 900.0**		**Total cash cost[2]**		**6 253.9**	**2 558.2**	**2 130.2**	**1 565.5**	**-**
						Plus:						
9.5	285.9	467.9	625.5	**1 388.8**		Amortisation and depreciation		**1 715.1**	832.5	628.6	242.2	11.8
9.5	1 701.1	2 516.8	3 061.4	**7 288.8**		Total production cost[3]		**7 969.0**	3 390.7	2 758.8	1 807.7	11.8
	4 163	7 818	8 432	**20 413**	kg	Gold sold	kg	**24 061**	10 343	8 159	5 559	
	133.8	251.4	271.1	**656.3**	000'ozs		000'ozs	**773.6**	332.5	262.3	178.7	
	339 947	**262 075**	**288 888**	**289 031**	R/kg	Total cash cost	R/kg	**259 919**	**247 336**	**261 086**	**281 615**	
	1 156	**891**	**982**	**983**	US$/oz	Total cash cost	US$/oz	**804**	**765**	**808**	**872**	
	408 624	321 924	363 069	**357 067**	R/kg	Total production cost	R/kg	**331 200**	327 826	338 130	325 184	
	1 389	1 094	1 234	**1 214**	US$/oz	Total production cost	US$/oz	**1 025**	1 015	1 046	1 006	

Average exchange rates were US$1 = R9.15 and US$1 = R10.05 for the six months ended 30 June 2013 and the six months ended 31 December 2013 respectively.

[#] Rehabilitation inflation has been reclassified from Operating costs to Finance expenses for all periods and as a result no longer requires elimination in the Total cash cost calculation. This change has no effect on the calculation of cash cost.

DEFINITIONS

Total cash cost and Total production cost are calculated in accordance with the Gold Institute Industry standard.

[1] Operating costs – All gold mining related costs before amortisation/depreciation, taxation and non-recurring items.

[2] Total cash cost – Operating costs less off-mine costs, which include general and administration costs, as detailed in the table above.

[3] Total production cost – Total cash cost plus amortisation/depreciation as detailed in the table above.

Notional cash expenditure [##]

Figures are in South African rand millions unless otherwise stated

For the six months ended 30 June 2013								For the six months ended 31 December 2013				
Corporate	Beatrix	Kloof	Driefontein	**Group**				**Group**	Driefontein	Kloof	Beatrix	Corporate
-	1 430.4	2 010.9	2 408.2	**5 849.5**	Rm	Operating costs	Rm	**6 123.8**	2 473.0	2 089.8	1 561.0	-
17.3	309.4	649.2	462.7	**1 438.6**		Capital expenditure		**1 462.9**	560.3	654.4	227.6	20.6
17.3	1 739.8	2 660.1	2 870.9	**7 288.1**		Notional cash expenditure		**7 586.7**	3 033.3	2 744.2	1 788.6	20.6
	417 920	**340 253**	**340 477**	**357 032**	**R/kg**	**Notional cash expenditure**	**R/kg**	**315 311**	**293 271**	**336 340**	**321 749**	
	1 421	**1 157**	**1 157**	**1 214**	**US$/oz**	**Notional cash expenditure**	**US$/oz**	**976**	**908**	**1 041**	**996**	

Average exchange rates were US$1 = R9.15 and US$1 = R10.05 for the six months ended 30 June 2013 and the six months ended 31 December 2013 respectively.

[##] Notional cash expenditure (NCE) per kilogram = Operating cost plus capital expenditure divided by gold produced.

All-in costs

World Gold Council Guidance Basis

Figures are in South African rand millions unless otherwise stated

	For the six months ended 30 June 2013							For the six months ended 31 December 2013				
Corporate	Beatrix	Kloof	Driefontein	**Group**				**Group**	Driefontein	Kloof	Beatrix	Corporate
-	1 430.4	2 010.9	2 408.2	**5 849.5**	Rm	Operating costs[1]	Rm	**6 123.8**	2 473.0	2 089.8	1 561.0	-
						Plus:						
-	3.9	4.9	3.4	**12.2**		Community costs		**11.6**	5.1	2.9	3.6	-
50.9	17.5	19.2	27.3	**114.9**		Share-based payments[2]		**190.9**	33.8	28.0	24.3	104.8
-	13.9	79.2	74.0	**167.1**		Royalties		**247.5**	124.3	67.9	55.3	-
-	14.0	29.3	44.1	**87.4**		Rehabilitation		**77.2**	39.6	25.0	12.6	-
-	204.6	418.1	340.8	**963.5**		Ore reserve development		**919.5**	362.0	425.7	131.8	-
17.3	104.8	231.1	121.9	**475.1**		Sustaining capital expenditure		**543.4**	198.3	228.7	95.8	20.6
						Less:						
-	(4.1)	(4.1)	(5.9)	**(14.1)**		By-product credit		**(9.0)**	(4.2)	(2.6)	(2.2)	-
68.2	1 785.0	2 788.6	3 013.8	7 655.6		**Total All-in sustaining cost[3]**		**8 104.9**	3 231.9	2 865.4	1 882.2	125.4
						Plus:						
-	-	-	-	**-**		Other corporate costs		**-**	-	-	-	-
-	-	-	-	**-**		Major growth projects		**-**	-	-	-	-
68.2	1 785.0	2 788.6	3 013.8	7 655.6		**Total All-in cost[4]**		**8 104.9**	3 231.9	2 865.4	1 882.2	125.4
	4 163	7 818	8 432	**20 413**	kg	Gold sold	kg	**24 061**	10 343	8 159	5 559	
	133.8	251.4	271.1	**656.3**	000'ozs	Gold sold	000'ozs	**773.6**	332.5	262.3	178.7	
	428 777	356 690	357 424	**375 036**	R/kg	Total All-in cost	R/kg	**336 848**	312 472	351 195	338 586	
	1 458	1 212	1 215	**1 275**	US$/oz	Total All-in cost	US$/oz	**1 043**	967	1 087	1 048	

Average exchange rates were US$1 = R9.15 and US$1 = R10.05 for the six months ended 30 June 2013 and the six months ended 31 December 2013 respectively.

DEFINITIONS

All-in costs are calculated in accordance with the World Gold Council guidance.

[1] *Operating costs – As published and includes all mining and processing costs, third party refining costs, permitting costs and corporate G&A charges.*

[2] *Share-based payments are calculated based on the fair value at initial recognition fair value and does not include the fair valuing adjustment of the cash-settled share-based payment liability to the reporting date fair value.*

[3] *Total All-in sustaining costs – includes Operating costs and costs detailed above, including sustaining capital expenditure, based on managed gold sales.*

[4] *Total All-in costs includes sustaining and group costs, excluding income tax, M&A activity, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings.*

Total cash cost

Gold Industry Standards Basis

Figures are in South African rand millions unless otherwise stated

	For the year ended 31 December 2012							For the year ended 31 December 2013				
Corporate	Beatrix	Kloof	Driefontein	Group				Group	Driefontein	Kloof	Beatrix	Corporate
-	2 622.4	3 899.0	4 302.4	**10 823.8**	Rm	Operating costs[1]	Rm	**11 973.3**	4 881.2	4 100.7	2 991.4	-
						Less:						
-	-	-	-	**-**		Rehabilitation inflation#		**-**	-	-	-	-
-	(50.0)	(80.4)	(96.3)	**(226.7)**		General and admin costs		**(234.0)**	(85.4)	(68.7)	(79.9)	-
						Plus:						
-	70.5	145.4	66.2	**282.1**		Royalties		**414.6**	198.3	147.1	69.2	-
-	**2 642.9**	**3 964.0**	**4 272.3**	**10 879.2**		**Total cash cost[2]**		**12 153.9**	**4 994.1**	**4 179.1**	**2 980.7**	-
						Plus:						
18.1	631.8	726.4	986.5	**2 362.8**		Amortisation and depreciation		**3 103.9**	1 458.0	1 096.5	528.1	21.3
18.1	3 274.7	4 690.4	5 258.8	**13 242.0**		Total production cost[3]		**15 257.8**	6 452.1	5 275.6	3 508.8	21.3
	8 981	15 350	13 728	**38 059**	kg	Gold sold	kg	**44 474**	18 775	15 977	9 722	
	288.7	493.5	441.4	**1 223.6**	000'ozs		000'ozs	**1 429.9**	603.6	513.7	312.6	
	294 277	258 241	311 211	**285 851**	R/kg	Total cash cost	R/kg	**273 281**	265 997	261 570	306 593	
	1 118	**981**	**1 182**	**1 086**	US$/oz	Total cash cost	US$/oz	**885**	862	847	993	
	364 625	305 564	383 071	**347 933**	R/kg	Total production cost	R/kg	**343 072**	343.654	330 200	360 913	
	1 385	1 160	1 455	**1 321**	US$/oz	Total production cost	US$/oz	**1 112**	1 113	1 070	1 169	

Average exchange rates were US$1 = R8.19 and US$1 = R9.60 for the year ended 31 December 2012 and the year ended 31 December 2013 respectively.

Rehabilitation inflation has been reclassified from Operating costs to Finance expenses for all periods, and as a result no longer requires elimination in the Total cash cost calculation. *This change has no effect on the calculation of cash cost.*

DEFINITIONS

Total cash cost and Total production cost are calculated in accordance with the Gold Institute Industry standard.

[1] *Operating costs – All gold mining related costs before amortisation/depreciation, taxation and non-recurring items.*

[2] *Total cash cost – Operating costs less off-mine costs, which include general and administration costs, as detailed in the table above.*

[3] *Total production cost – Total cash cost plus amortisation/depreciation as detailed in the table above.*

Notional cash expenditure

Figures are in South African rand millions unless otherwise stated

	For the year ended 31 December 2012							For the year ended 31 December 2013				
Corporate	Beatrix	Kloof	Driefontein	Group				Group	Driefontein	Kloof	Beatrix	Corporate
-	2 622.4	3 899.0	4 302.4	**10 823.8**	Rm	Operating costs	Rm	**11 973.3**	4 881.2	4 100.7	2 991.4	-
22.5	658.2	1 335.3	1 090.9	**3 106.9**		Capital expenditure		**2 901.5**	1 023.0	1 303.6	537.0	37.9
22.5	3 280.6	5 234.3	5 393.3	**13 930.7**		Notional cash expenditure		**14 874.8**	5 904.2	5 404.3	3 528.4	37.9
	365 282	340 997	392 869	366 029	R/kg	**Notional cash expenditure**	R/kg	334 461	314 471	338 255	362 929	
	1 387	1 295	1 492	1 390	US$/oz	**Notional cash expenditure**	US$/oz	1 084	1 019	1 096	1 176	

Average exchange rates were US$1 = R8.19 and US$1 = R9.60 for the year ended 31 December 2012 and the year ended 31 December 2013 respectively.

Notional cash expenditure (NCE) per kilogram = Operating cost plus capital expenditure divided by gold produced.

All-in cost

World Gold Council Guidance Basis

Figures are in South African rand millions unless otherwise stated

For the year ended 31 December 2012							**For the year ended 31 December 2013**				
Corporate	Beatrix	Kloof	Driefontein	**Group**			**Group**	Driefontein	Kloof	Beatrix	Corporate
-	2 622.4	3 899.0	4 302.4	**10 823.8**	Rm	Operating costs[1] Rm	**11 973.3**	4 881.2	4 100.7	2 991.4	-
						Plus:					
-	6.0	9.8	4.0	**19.8**		Community costs	**23.8**	8.5	7.8	7.5	-
105.6	42.3	43.5	72.1	**263.5**		Share-based payments[2]	**305.8**	61.1	47.2	41.8	155.7
-	70.5	145.4	66.2	**282.1**		Royalties	**414.6**	198.3	147.1	69.2	-
-	23.3	37.0	30.8	**91.1**		Rehabilitation	**164.6**	83.7	54.3	26.6	-
-	447.5	830.8	849.6	**2 127.9**		Ore reserve development	**1 883.0**	702.8	843.8	336.4	-
22.5	210.7	504.5	241.3	**979.0**		Sustaining capital expenditure	**1 018.5**	320.2	459.8	200.6	37.9
						Less:					
-	(7.6)	(6.7)	(8.2)	**(22.5)**		By-product credit	**(23.1)**	(10.1)	(6.7)	(6.3)	-
128.1	**3 415.1**	**5 463.3**	**5 558.2**	**14 564.7**		**Total All-in sustaining cost[3]**	**15 760.5**	**6 245.7**	**5 654.0**	**3 667.2**	**193.6**
						Plus:					
-	-	-	-	**-**		Other corporate costs	**-**	-	-	-	-
-	-	-	-	**-**		Major growth projects	**-**	-	-	-	-
128.1	**3 415.1**	**5 463.3**	**5 558.2**	**14 564.7**		**Total All-in cost[4]**	**15 760.5**	**6 245.7**	**5 654.0**	**3 667.2**	**193.6**
	8 981	15 350	13 728	**38 059**	kg	Gold sold kg	**44 474**	18 775	15 977	9 722	
	288.7	493.5	441.4	**1 223.6**	000'ozs	Gold sold 000'ozs	**1 429.9**	603.6	513.7	312.6	
	380 258	355 915	404 881	**382 687**	R/kg	Total All-in cost R/kg	**354 376**	332 660	353 884	377 206	
	1 444	1 352	1 538	**1 453**	US$/oz	Total All-in cost US$/oz	**1 148**	1 078	1 147	1 222	

Average exchange rates were US$1 = R8.19 and US$1 = R9.60 for the year ended 31 December 2012 and the year ended 31 December 2013 respectively.

DEFINITIONS

All-in costs are calculated in accordance with the World Gold Council guidance.

[1] *Operating costs – As published and includes all mining and processing costs, third party refining costs, permitting costs and corporate G&A charges.*

[2] *Share-based payments are calculated based on the fair value at initial recognition and does not include the fair valuing adjustment of the cash-settled share-based payment liability to the reporting date fair value.*

[3] *Total All-in sustaining costs – includes Operating costs and costs detailed above, including sustaining capital expenditure, based on managed gold sales.*

[4] *Total All-in costs includes sustaining and group costs, excluding income tax, M&A activity, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings.*

	United States Dollars				For the quarter ended 31 December 2013		South African Rand			
Beatrix	Kloof	Driefontein	**Group**				**Group**	Driefontein	Kloof	Beatrix
					Salient Features					
1 099	1 122	1 357	**3 578**	000'tons	Ore milled - total	000'tons	**3 578**	1 357	1 122	1 099
745	474	688	**1 907**		Underground		**1 907**	688	474	745
354	648	669	**1 671**		Surface		**1 671**	669	648	354
2.6	3.7	3.7	**3.4**	g/t	Yield	g/t	**3.4**	3.7	3.7	2.6
3.6	7.9	6.7	**5.8**		Underground		**5.8**	6.7	7.9	3.6
0.4	0.5	0.7	**0.6**		Surface		**0.6**	0.7	0.5	0.4
91.3	132.3	162.2	**385.8**	000'ozs	Gold produced and sold	kg	**12 000**	5 045	4 115	2 840
87.2	120.9	148.0	**356.0**		Underground		**11 074**	4 603	3 760	2 711
4.1	11.4	14.2	**29.8**		Surface		**926**	442	355	129
1 278	1 278	1 281	**1 279**	US$/oz	Gold price received	R/kg	**415 742**	416 392	415 261	415 282
851	782	769	**793**	US$/oz	Total cash cost	R/kg	**257 683**	250 030	254 265	276 232
994	1 002	913	**967**	US$/oz	Notional cash expenditure	R/kg	**314 175**	296 769	325 614	323 134
1 044	1 045	966	**1 027**	US$/oz	All-in cost	R/kg	**333 833**	313 915	339 757	339 507
18	18	25	**20**	%	All-in cost margin	%	**20**	25	18	18
71	89	87	**83**	US$/ton	Operating cost	R/ton	**842**	892	904	718
100	193	157	**143**		Underground		**1 460**	1 600	1 962	1 011
10	13	16	**13**		Surface		**137**	163	130	101
12.6	32.0	28.5	**74.6**	US$'mil	Total capital expenditure[1]	Rm	**757.4**	287.3	325.9	128.9
6.5	10.4	11.0	**29.5**		Sustaining capital		**296.8**	109.9	106.7	64.9
6.1	21.6	17.4	**45.1**		Ore reserve development		**460.6**	177.4	219.2	64.0

The average exchange rate for the quarter ended 31 December 2013 was R10.11/US$.

[1] Group capital expenditure includes corporate capital expenditure of R15.3 million (US$1.5 million).

	United States Dollars				For the quarter ended 30 September 2013		South African Rand			
Beatrix	Kloof	Driefontein	**Group**				**Group**	Driefontein	Kloof	Beatrix
					Salient Features					
1 083	1 104	1 423	**3 610**	000'tons	Ore milled- total	000'tons	**3 610**	1 423	1 104	1 083
641	485	659	**1 785**		Underground		**1 785**	659	485	641
442	619	764	**1 825**		Surface		**1 825**	764	619	442
2.5	3.7	3.7	**3.3**	g/t	Yield	g/t	**3.3**	3.7	3.7	2.5
4.0	7.6	7.4	**6.2**		Underground		**6.2**	7.4	7.6	4.0
0.4	0.6	0.5	**0.5**		Surface		**0.5**	0.5	0.6	0.4
87.4	130.0	170.3	**387.8**	000'ozs	Gold produced and sold	kg	**12 061**	5 298	4 044	2 719
82.1	118.5	157.0	**357.5**		Underground		**11 121**	4 882	3 686	2 553
5.3	11.5	13.4	**30.2**		Surface		**940**	416	358	166
1 328	1 324	1 324	**1 325**	US$/oz	Gold price received	R/kg	**425 081**	424 840	424 753	426 039
895	835	763	**817**	US$/oz	Total cash cost	R/kg	**262 142**	244 772	268 027	287 238
998	1 082	904	**986**	US$/oz	Notional cash expenditure	R/kg	**316 441**	289 940	347 255	320 302
1 052	1 131	970	**1 059**	US$/oz	All-in cost	R/kg	**339 847**	311 099	362 834	337 624
21	15	27	**20**	%	All-in cost margin	%	**20**	27	15	21
72	98	89	**86**	US$/ton	Operating cost	R/ton	**862**	888	974	713
115	203	173	**160**		Underground		**1 600**	1 729	2 023	1 146
8	15	16	**14**		Surface		**140**	162	153	85
9.6	32.8	27.5	**70.4**	US$'mil	Total capital expenditure[1]	Rm	**705.5**	273.0	328.5	98.7
3.0	12.2	9.0	**24.7**		Sustaining capital		**246.6**	88.4	122.0	30.9
6.6	20.6	18.5	**45.7**		Ore reserve development		**458.9**	184.6	206.5	67.8

The average exchange rate for the quarter ended 30 September 2013 was R9.98/US$.

[1] Group capital expenditure includes corporate capital expenditure of R5.3 million (US$0.5 million).

Figures may not add as they are rounded independently.

DEVELOPMENT RESULTS

Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres, which are reported separately where appropriate.

Driefontein		Quarter ended 31 December 2013			Quarter ended 30 September 2013			Year ended 31 December 2013		
	Reef	Carbon leader	Main	VCR	Carbon leader	Main	VCR	Carbon leader	Main	VCR
Advanced	(m)	2 472	990	914	2 689	1 007	988	10 721	3 671	3 359
Advanced on reef	(m)	360	301	144	489	170	357	2 274	1 037	1 088
Sampled	(m)	252	219	84	504	237	255	1 659	804	677
Channel width	(cm)	88	37	43	93	53	53	80	47	56
Average value	(g/t)	25.5	16.7	22.9	19.3	17.0	28.7	20.0	16.9	29.6
	(cm.g/t)	2 253	613	979	1 804	910	1 513	1 600	800	1 664

Kloof		Quarter ended 31 December 2013				Quarter ended 30 September 2013				Year ended 31 December 2013			
	Reef	VCR	Kloof	Main	Libanon	VCR	Kloof	Main	Libanon	VCR	Kloof	Main	Libanon
Advanced	(m)	3 458	423	1 055	73	3 156	342	1 041	-	14 133	1 202	3 899	97
Advanced on reef	(m)	610	78	169	53	624	108	183	-	2 415	393	673	77
Sampled	(m)	461	36	228	45	448	113	165	-	1 638	336	768	54
Channel width	(cm)	116	121	51	74	116	216	141	-	112	177	104	77
Average value	(g/t)	21.7	11.8	14.0	5.3	22.3	5.2	10.1	-	22.4	4.5	9.9	5.9
	(cm.g/t)	2 526	1 420	714	391	2 593	1 114	1 400	-	2 517	804	1 032	460

Beatrix		Quarter ended 31 December 2013		Quarter ended 30 September 2013		Year ended 31 December 2013	
	Reef	Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans
Advanced	(m)	3 817	494	4 149	241	15 498	2 033
Advanced on reef	(m)	1 112	268	1 004	34	3 677	626
Sampled	(m)	777	240	1 095	30	3 594	579
Channel width	(cm)	145	136	116	-	142	100
Average value	(g/t)	6.4	10.29	6.3	-6	7.1	10.7
	(cm.g/t)	921	1 393	732	-	1 002	1 069

ADMINISTRATION AND CORPORATE INFORMATION

Investor Enquiries
James Wellsted
Head of Corporate Affairs
Sibanye Gold Limited
+27 83 453 4014
+27 11 278 9656
james.wellsted@sibanyegold.co.za

Corporate Secretary
Cain Farrel
Tel: +27 10 001 1122
Fax: +27 11 278 9863
cain.farrel@sibanyegold.co.za

Registered Office
Libanon Business Park
1 Hospital Street,
(Off Cedar Ave),
Libanon, Westonaria,
1780
South Africa

Private Bag X5
Westonaria,
1780
South Africa
Tel: +27 11 278 9600
Fax: +27 11 278 9863

Sibanye Gold Limited
Incorporated in the Republic
of South Africa
Registration number
2002/031431/06
Share code: SGL
Issuer code: SGL
ISIN – ZAE E000173951

Listings
JSE : SGL
NYSE : SBGL

Website
www.sibanyegold.co.za

Directors:
Sello Moloko* (Chairman)
Neal Froneman (CEO)
Charl Keyter (CFO)
Timothy Cumming*
Barry Davison*
Rick Menell*
Nkosemntu Nika*
Keith Rayner*
Zola Skweyiya*
Susan van der Merwe*
Jerry Vilakazi*
Cain Farrel (Company
Secretary)
*Independent Non-Executive

JSE Sponsor
J.P. Morgan Equities South
Africa Proprietary Limited
Registration number
1995/011815/07
1 Fricker Road
Illovo, Johannesburg
2196
South Africa
(Private Bag X9936, Sandton,
2196, South Africa)

**American Depository
Receipts Transfer Agent**
Bank of New York Mellon
BNY Mellon Shareowner
Services
P O Box 358516
Pittsburgh, PA15252-8516
US toll-free telephone:
+1 888 269 2377
Tel: +1 201 680 6825
e-mail:
shrrelations@bnymellon.com

**Office of the United Kingdom
Secretaries
London**
St James's Corporate
Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
United Kingdom
Tel: +44 20 7796 8644
Fax: +44 20 7796 8645

**Transfer Secretaries
United Kingdom**
Capita Asset Services
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: 0871 664 0300
 [calls cost 10p a minute plus
 network extras, lines are open
 8.30am – 5pm Mon-Fri] or
 [from overseas]
        +44 20 8639 3399
Fax: +44 20 8658 3430
e-mail:
ssd@capitaregistrars.com

**Transfer Secretaries
South Africa**
Computershare Investor
Services (Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
P O Box 61051
Marshalltown, 2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248

FORWARD LOOKING STATEMENTS

Certain statements in this document constitute "forward looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa and elsewhere; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, exploration and development activities; decreases in the market price of gold and/or copper; hazards associated with underground and surface gold mining; labour disruptions; availability, terms and deployment of capital or credit; changes in government regulations, particularly environmental regulations and new legislation affecting mining and mineral rights; changes in exchange rates, currency devaluations, inflation and other macro-economic factors; industrial action; temporary stoppages of mines for safety and unplanned maintenance reasons; and the impact of the AIDS crisis in South Africa. These forward looking statements speak only as of the date of this document.

The Company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: February 20, 2014

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer